AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 6, 2005.

REGISTRATION NO. _______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SB-2 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VIRTRA SYSTEMS, INC.

(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

TEXAS	334310	93-1207631
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification number)

440 North Center

Arlington, Texas 76011

(817) 261-4269

(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING

AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

440 North Center

Arlington, Texas 76011

(817) 261-4269

(ADDRESS OF PRINCIPAL PLACE OF BUSINESS OR INTENDED PRINCIPAL PLACE OF BUSINESS)

L. Kelly Jones, chief executive officer

440 North Center

Arlington, Texas 76011

(817) 261-4269

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING

AREA CODE, OF AGENT FOR SERVICE)

COPIES TO:

DAVID C. THOMAS, ESQ.

185 Madison Avenue

10th Floor

New York, NY 10016

(212) 725-4423

(212) 684-9022 Fax

COUNSEL TO ISSUER

_________________

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

_________________

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER SECURITY (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE

Common Stock, $.005 Par Value (2)	18,000,000	$ .31	$5,580,000
Common Stock, $.005 Par Value (3)	6,800,000	$ .31	2,108,000
Common Stock, $.005 Par Value (4)	750,000	$.33	247,500
Common Stock, $.005 Par Value (5)	75,000	$.31	23,250
Total	25,625,000		$7,958750

 (1) All shares are to be offered by selling shareholders from time to time at fluctuating market prices.  The registration fee for these shares is calculated in accordance with Rule 457(c).  Except as otherwise noted, the maximum offering price is based upon $0.3075 per share, which was the average of the bid and ask prices for our common stock as reported on the OTC Bulletin Board on March, 21, 2005, rounded to two decimal places.

(2) Consists of up to 18,000,000 shares which may be issued to Dutchess Private Equities Fund II, L.P. under the investment agreement relating to our equity line.

(3) Consists of up to 6,800,000 shares which may be issued to holders of our convertible subordinated debentures issued on February 25, 2005.

(4) Issuable upon the exercise of common stock purchase warrants issued to Dutchess Private Equities Fund, L.P., and Dutchess Private Equities Fund II, L.P. the debenture holders on February, 25, 2005.  The exercise price of the warrants is $0.33, but is subject to adjustment under some circumstances.

 (5) Consists of 75,000 shares to be sold by a shareholder who acquired the shares in an earlier private placement transaction.

In accordance with Rule 416 promulgated under the Securities Act of 1933, this registration statement also covers such indeterminate number of additional shares of common stock as may become issuable upon stock splits, stock dividends, or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

PROSPECTUS

VirTra Systems, Inc.

440 North Center, Arlington, Texas 76011 (817) 261-4269

The Resale of 25,625,000 Shares of Common Stock

The selling price of the shares will be determined by market factors at the time of their resale.

This prospectus relates to the resale by the selling shareholders of up to 25,625,000 shares of common stock.  The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions.  Of the shares offered,

•             75,000 shares are presently outstanding,

•             up to 18,000,000 shares are issuable to Dutchess Private Equities Fund II, L.P., based an investment agreement dated as of February 25, 2005.,

•             up to 6,800,000 shares are issuable to Dutchess Private Equities Fund, L.P., and Dutchess Private Equities Fund II, L.P., as holders of our convertible subordinated debentures issued on February 25, 2005, and

•             up to 750, 000 shares are issuable upon the exercise of warrants issued to the debenture investors,

We will receive no proceeds from the sale of the shares by the selling shareholders.  However, we may receive up to $6 million of proceeds from the sale of shares to Dutchess Private Equities Fund II, L.P., and we may receive additional proceeds from the sale to the Dutchess funds of shares issuable upon the exercise of any warrants that they may exercise.

Our common stock is quoted on the OTC Electronic Bulletin Board under the symbol “VTSI.”  On March 21, 2005, the average of the bid and asked prices of the common stock on the OTC Bulletin Board was $0.31 per share.

Investing in the common stock involves a high degree of risk.  You should not invest in the common stock unless you can afford to lose your entire investment.  See "Risk Factors" on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2005.

Please read this prospectus carefully. It describes our company, finances, products, and services.  Federal and state securities laws require us to include in this prospectus all the important information that you will need to make an investment decision.

You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision.  We have not authorized anyone to provide you with different information. The selling shareholders are not offering these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Some of the statements contained in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," are forward-looking and may involve a number of risks and uncertainties.  Actual results and future events may differ significantly based upon a number of factors, including:

•             we have had significant operating losses since starting business and we expect to continue losing money for some time;

•             we expect competition from companies that are much larger and better financed than we are;

•             we cannot be sure our products will be accepted in the marketplace; and

•             we are in default on loans from three of our shareholders, and we are also in default under several of our equipment lease financing agreements.

In this prospectus, we refer to VirTra Systems, Inc. as "we" or "VirTra Systems," Dutchess Private Equities Fund II, L.P. as “Dutchess II,” and Dutchess Private Equities Fund, L.P and Dutchess Private Equities Fund II, L.P., collectively, as "Dutchess,”

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus.  This summary is not complete and does not contain all of the information you should consider before investing in the common stock.  You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Business

Our principal business began in 1993 with the organization of Ferris Productions, Inc.  Ferris designed, developed, distributed, and operated virtual reality products for the entertainment, simulation, promotion, and education markets.  “Virtual reality” is a generic term associated with computer systems that create a real-time visual/audio/haptic (touch and feel) experience.  Virtual reality immerses participants into a three-dimensional real-time synthetic environment generated or controlled by one (or several) computer(s).  In September of 2001, Ferris merged into GameCom, Inc., a publicly held Texas company whose principal business at the time was the development and marketing of an internet-enabled video game system.  Our historic areas of application have included the entertainment/amusement, advertising/promotion, and training/simulation markets.

Our “immersive virtual reality™” devices are computer-based, and allow participants to view and manipulate graphical representations of physical reality.  Stimulating the senses of sight, sound, touch, and smell simultaneously, our virtual reality devices envelop the participant in dynamic filmed or computer-generated imagery, and allow the participant to interact with what he or she sees using simple controls and body motions. Virtual reality products have traditionally employed head-mounted displays that combine high-resolution miniature image source monitors, wide field-of-view optics, and tracking sensors in a unit small and light enough to be worn on the head.  These products usually surround the participant with dynamic three-dimensional imagery, allowing the user to change perspective on the artificial scenes by simply moving his or her head.  Virtual reality devices have in the past been used primarily in connection with electronic games, as, by surrounding the player with the sights, sounds, and smells he or she would experience in the real world, play is made far more realistic than it would be if merely presented in a two-dimensional flat screen display.

We maintain our corporate office at 440 North Center, Arlington, Texas 76011, and our telephone number is (817) 261-4269.  We also maintain engineering, technical, and production offices, and a demonstration facility, at 5631 South 24th Street, Phoenix, Arizona 85040, with a phone number of (602) 470-1177.

The Offering

The selling shareholders are:

Shareholder	Number of Shares
Dutchess Private Equities Fund II, L.P. (1)	22,530,000
Dutchess Private Equities Fund, L.P. (1)	3,020,000
Gary Cella	75,000
Total	25,625,000

(1) The number of shares beneficially owned by holders of our convertible subordinated debentures is indeterminate as the conversion price of those debentures is based upon market price of the shares.  In computing the numbers of shares held by these holders, the 6,800,000 million shares covered by this registration statement for resale following conversion have been divided proportionately to the principal amount of debentures held by each holder.

We have signed an investment agreement with Dutchess II to raise up to $6 million through a series of sales of our common stock to Dutchess II.  The dollar amount of each sale is limited by our common stock's trading volume.   A minimum period of time must occur between sales.  In turn, Dutchess II will either sell our stock in the open market, sell our stock to other investors through negotiated transactions, or hold our stock in its own portfolio.  This prospectus covers the resale of our stock by Dutchess II either in the open market or to other investors. Under our equity line, we may, at our discretion, periodically sell to Dutchess II shares of our common stock for a total purchase price of up to $6 million.  It will pay us 94 percent of the lowest closing bid price of our common stock during the five trading days after we give notice to it of our demand - called a "put notice" - that it purchase a certain amount of our stock.  It intends to resell any shares purchased under the equity line at the then-prevailing market price.

This prospectus also relates to 6,800,000 shares of our common stock that we have reserved for possible issuance to Dutchess as holders of three-year eight percent convertible debentures in the principal amount of $750,000.  The holders of these convertible debentures have the right to convert the debentures, with accrued interest, into shares of our common stock at the lesser of $0.33 or 80 percent of the lowest closing bid price for our common stock during the 15 full trading days prior to the dates the holders give us their notices of conversion.

It also covers the resale of shares acquired or to be acquired by another investor as a result of an earlier private placement transaction.  This shareholder has "piggyback" rights as to the registration statement that includes this prospectus.

Key Facts

Common Stock Offered	Up to 25,625,000 shares by selling shareholders. (1)
Offering Price	Prevailing market prices.
Common Stock Outstanding Before This Offering	60,859,064.

Use of Proceeds

None; however, we may receive up to $6 million from the sale of the shares to Dutchess II, and we may receive additional amounts from the sale of shares to Dutchess if they exercise any of the warrants issued to them when they bought their convertible debentures.  Those proceeds will be used for general corporate and working capital purposes.

Risk Factors	The securities offered involve a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."
OTC Bulletin Board Common Stock Symbol	“VTSI”

 (1) Includes

•             up to 18,000,000 shares that we may issue to Dutchess II under the Investment Agreement,

•             up to 6,800,000 shares that we may issue to Dutchess as the holders of our convertible subordinated debentures upon conversion of those debentures,

•             up to 750,000 shares underlying warrants issued to Dutchess as the debenture investors,

•             75,000 shares we have issued in an earlier private placement transaction.

Summary Financial Data

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to financial statement included elsewhere in this prospectus.

	Year Ended December 31,
	2004	2003
Revenue	$ 1,328,180	$ 984,490
Loss from operations	(2,352,535)	(588,615)
Net income (loss)	1,566,091	(1,590,122)
Income (loss) per common share	0.03	(0.04)
Weighted average number of common shares outstanding	51,675,342	42,415,964

Balance Sheet Data:
December 31, 2004
Working capital (deficit)	($)
Total assets	1,452,966
Total liabilities	4,694,196
Shareholders' equity (deficit)	(3,241,230)

Risk Factors

An investment in the common stock the selling shareholders are offering to resell is risky.  You should be able to bear a complete loss of your investment.  Before purchasing any of the common stock, you should carefully consider the following risk factors, among others.

Risks Related to Our Business

We expect sales of our advertising and promotion virtual reality products to be strongly affected by general business trends.

Sales of our applications of virtual reality in the advertising and promotion fields are likely to be closely tied to the general level of business activity in the country, and particularly on the overall willingness of businesses to increase the amount they spend on advertising or promotion.  Historically, in times of economic slowdown businesses have reduced their spending on advertising.  Since custom applications for advertising generally carry a higher profit margin for us than our entertainment-related products and services, an overall decline in business activity could seriously reduce our margins and our prospects of becoming profitable.

Other companies with more resources and greater name recognition may make competition so intense that the business will not be profitable.

Although we have received a patent, have an exclusive license on a patent, and have several patent applications pending, covering our most valuable virtual reality technology in the training/simulation market, that patent, the license, and the other patents if issued, will provide only limited protection.  They will not prevent other companies from developing virtual reality products similar to ours using other methods.  If we are successful a number of other companies with far more money and greater name recognition may compete with us.     That competition could exert downward pressure on the price we could charge for our products, making it more difficult for us to become profitable.

Our operating results may fluctuate significantly and may be difficult to predict.

Our operating results will likely fluctuate in the future due to a number of factors, many of which will be outside our control.  These factors include:

•             pricing competition;

•             military and law enforcement budgets and budgeting cycles, which may fluctuate to to the effects of a wartime economy;

•             the announcement or introduction of new and/or competing products in our markets; and

•             the amount and timing of costs relating to expansion of our operations.

Due to these factors, factors discussed elsewhere in this document, or unforeseen factors in some future quarter, our operating results may not meet the expectations of securities analysts and investors, and if this happens, the trading price of the common stock of our company may decline.

The success of our new line of virtual reality training simulators will be affected by political considerations, such as the willingness of governmental agencies to spend additional amounts on our product to train military and law-enforcement personnel.

The major application of our new line of training simulators is the training military and law enforcement personnel. Although we have only recently unveiled these simulators within the past year, and have begun penetrating the market with sales to, among others, the U.S. Air Force, the U.S. Army, and the U.S. Department of Defense, we cannot give any assurance that the interest will be long-lived, that funds will be made available to acquire or our products for that purpose, or that we will be selected to supply the training simulators.  In addition, it is not uncommon for expected contracts for which we have incurred significant marketing costs to be delayed until the required funds have been appropriated.  Delays in funding can severely reduce our ability to meet our obligations as they come due.

We cannot predict our future capital needs and we may not be able to secure additional financing.

To fully implement our current business plan, we will likely need to raise additional funds within the next 12 months in order to fund the operations of the company.  While we expect that the majority of these funds will come from non-dilutive discounted purchase order financing, a substantial part of these funds may come from the sale of additional shares under our equity line arrangement with Dutchess II.  However, for this to happen there must be a sustained volume of trading in our shares, since the amount we can draw under that line is directly related to our share price and volume.  If we are unable to obtain contract financing, or to draw a sufficient amount under our arrangement with Dutchess II, we will need to seek financing from other sources.  Whether we raise funds through our line of credit or other sources, you may experience significant dilution of your ownership interest, and these securities may have rights senior to the rights of common shareholders.  If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund continuing operations, develop our products, or take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

We expect our stock price to be volatile.

The market price of our common shares has been subject to wide fluctuations in response to several factors, such as:

•             actual or anticipated variations in our results of operations;

•             announcements of technological innovations;

•             new services or product introductions by us or our competitors;

•             changes in financial estimates by securities analysts; and

•             conditions and trends in the training/simulation and advertising promotion fields.

The stock markets generally, and the OTC Bulletin Board in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies, and that often have been unrelated or disproportionate to the operating performance of those companies. These market fluctuations, as well as general economic, political, and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock of the company.

We have had significant operating losses ever since starting business and we expect to continue losing money for some time.

To date, we have incurred significant losses. At December 31, 2004, our accumulated deficit was $11,753,816 and our stockholders’ deficit was $3,241,230.

For the year ended December 31, 2004, although we showed net income of $1,566,091, we actually lost $2,352,535 from operations.  These losses were caused primarily by the fact that our level of sales has been low compared to our general and administrative expenses.  In order to become profitable, we will have to increase our revenues substantially.  Based on our current projections, we do not expect to become profitable until promotional/advertising and training/simulation sales reach at least $5,000,000 annually.

We depend heavily on the continued service of our chief executive officer and our president.

We place substantial reliance upon the efforts and abilities of L. Kelly Jones, our chief executive officer, and on the technical capabilities of Bob Ferris, our president.  The loss of Mr. Jones's or Mr. Ferris's services could have a serious adverse effect on our business, operations, revenues, or prospects.  We do not currently have an employment agreement with either Mr. Jones or Mr. Ferris, or maintain any key man insurance on their lives, and we do not intend to maintain any key man insurance for the immediate future.

We are in default on certain equipment leases and shareholder promissory notes.

We previously operated virtual reality entertainment centers in a number of theme parks.  We leased some of the equipment needed to operate these entertainment centers from approximately 140 leaseholders.  In October of 2001 we told all of the leaseholders that we were suspending payments on their leases.  Further, we previously had entered into promissory notes with approximately 14 shareholders.  Although we were successful with a debt-to-equity conversion plan in December of 2004 with the holders of approximately 90% of the combined leaseholders/noteholders, we remain in default with the remainder.  Litigation has been commenced against us by four leaseholders, and unless we are able to cure these defaults, settle the lawsuits, or prevail in the litigation, there is some possibility that we will be required to pay these obligations as judgments against us are received.

It is difficult to predict the impact of our proposed marketing efforts.

Our success will depend on adequate marketing resources.  Our marketing plan includes attending trade shows and making private demonstrations, advertising and promotional materials, advertising campaigns in both print and broadcast media, cooperative marketing arrangements with the advertising industry, and other complimentary training/simulation and advertising/promotion-related operations.  We cannot give any assurance that these marketing efforts will be successful.

Our management will have broad discretion in the use of proceeds we receive from the sale of shares to Dutchess II.

We will not receive any of the proceeds of this offering, but we may receive proceeds of the sale of shares to Dutchess II under our financing agreement with it. Management has broad discretion to adjust the application and allocation of the net proceeds of shares sold to Dutchess II in order to address changed circumstances and opportunities.  As a result, our success will be substantially dependent upon the discretion and judgment of our management in determining how to apply and allocate those proceeds.

We do not expect to pay dividends for some time, if at all.

No dividends have been paid on the common stock.  We expect that any income received from operations will be devoted to our future operations and growth.  We do not expect to pay cash dividends in the near future.  Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors.

A majority of our shareholders can elect all of our directors.

There is no cumulative voting for the election of our directors.  As a result, the holders of a majority of our outstanding voting stock may elect all of our directors if they choose to do so, and the holders of the remaining shares will not be able to elect any directors.  Currently, our officers and a consultant own a substantial percentage of the shares of common stock outstanding and are in a position to control our affairs, including the election of the board of directors.

Our business is subject to economic downturns to a greater extent than other companies' businesses might be.

Since we offer products and services that are generally considered discretionary, an economic downturn could have adverse consequences for us.

There is only a limited market for our shares.

While there is common stock that is "free trading," there is only a limited and relatively "thin" market for that common stock.  We cannot give any assurance that an active public market will develop or be sustained.  This means you might have difficulty liquidating your investment if that becomes necessary.

We may not have enough funding to complete our business plan.

We expect the major source of our operational funding over the next 36 months will be purchase order financing based on anticipated large military contracts.  However, a major source of our investment funding may be our financing arrangement with Dutchess II.  We also intend to require substantial up-front payments in our contracts for delivery of training simulators and custom advertising/promotional virtual reality applications.  However, we may need additional financing to fully implement our business plan.   We believe, in the absence of anticipated purchase order financing, that the Dutchess II private equity line will be sufficient to maintain our operations for at least the next 36 months, but the amount available under that line is based upon trading volume, which is beyond our control.  If trading volume were to decline significantly, or not to increase as expected, we might not be able to draw down enough funds under that line to finance demand for our products.  As a result, we may need to seek financing above that provided by Dutchess II's private equity line.  We cannot give any assurance that this additional financing could be obtained on attractive terms, or at all.  In addition, our ability to raise additional funds through a private placement may be restricted by SEC rules which limit a company's ability to sell securities similar to those being sold in a registered offering (such as that contemplated by Dutchess II's equity line) before that offering is completed or otherwise terminated.  Lack of funding could force us to curtail substantially or cease our operations.

The market in which we compete is subject to rapid technological change.

Both virtual reality technology, and technology in the training/simulation and advertising/promotion markets, change rapidly, and our products and services, as well as the skills of our employees, could become obsolete quickly.  Our success will depend, in part, on our ability to improve our existing products and develop new products that address the increasingly sophisticated and varied needs of our current and prospective customers, and respond to technological advances, emerging industry standards and practices, and competitive service offerings.

Our stock price is volatile.

The market price of our common stock has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, overall equity market conditions or other factors that are mostly beyond our control.  Because our stock is more volatile than the market as a whole, our stock is likely to be disproportionately harmed by factors that harm the general securities markets, such as economic turmoil and military or political conflict, even if those factors do not relate to our business.  In the past, securities class action litigation has often been brought against companies after periods of volatility in the market price of their securities.  If securities class action litigation is brought against us it could result in substantial costs and a diversion of management's attention and resources, which would hurt our business.

Trading in our common stock on the OTC Bulletin Board may be limited.

Our common stock trades on the OTC Bulletin Board.  The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than trading of securities listed on an exchange such as AMEX or Nasdaq Small Cap, we intend to try to list our shares on one of those exchanges in the future. However, we cannot give any assurance that an application for listing on either of such exchanges will be accepted.  As a result, you may have difficulty reselling any of the shares that you purchase from the selling shareholders.

Our common stock is subject to penny stock regulation.

 Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks.  These regulations generally require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to deliver a disclosure schedule explaining the penny stock market and the risks associated with that market.  These regulations also impose various sales practice requirements on broker-dealers.  The regulations that apply to penny stocks may severely affect the market liquidity for our securities and that could limit your ability to sell your securities in the secondary market.

A significant percentage of our common stock is held by our directors and executive officers, who can significantly influence all actions that require a vote of our shareholders.

 Our directors and executive officers currently own approximately 25.78 % of our outstanding common stock  (including options to purchase 4,100,000 shares which have vested), and have an unvested option on an additional 1,000,000 shares.  As a result, management is in a position to influence significantly the election of our directors and all other matters that are put to a vote of our shareholders.

The exercise of options and warrants could depress our stock price and reduce your percentage of ownership.

In addition to the 1,250,000 warrants held by Dutchess and the 496,703 contested warrants held by Swartz, our directors and officers hold options to buy our shares, as indicated above.  In the future, we may grant more warrants or options under stock option plans or otherwise.  The exercise or conversion of stock options, warrants, or other convertible securities that are presently outstanding, or that may be granted in the future, will dilute the percentage ownership of our other shareholders.  The "Description of Securities" section of this prospectus provides you with more information about options and warrants to purchase our common stock that will be outstanding after this offering.

Risks Related to This Offering

Future sales by our shareholders may reduce our stock price and make it more difficult for us to raise funds in new stock offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock.  Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or even to sell these securities at all.  Of the 60,859,064 shares of common stock outstanding as of March 25, 2005, 22,254,494 shares of common stock held by existing shareholders are restricted securities and may be resold in the public market only if registered or pursuant to an exemption from registration.  Some of these shares may be resold under Rule 144.  Immediately following the effective date of this prospectus, and not including the shares to be issued under the equity line or the shares to be issued upon conversion of the convertible debentures,  shares of common stock would be freely tradable without restriction, unless held by our affiliates.

If all shares registered in this offering are resold in the public market, there will be an additional 25,625,000 shares of common stock outstanding.  The holders of our convertible debentures will be able to convert and sell at any time after the accompanying registration statement becomes effective.  When the registration statement becomes effective investors under our equity line will be able to resell the shares they buy from us as soon as they buy them.

Existing shareholders will experience significant dilution from our sale of shares under the equity line and the conversion of the convertible debentures to stock.

The sale of shares under our equity line and the conversion of the convertible debentures to shares of common stock will dilute our shareholders.  As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline.  In addition, the lower our stock price is, the more shares of common stock we will have to issue through conversion of our convertible debentures to common stock and under the equity line to draw down the full amount.  The lower our stock price, the greater the dilution will be for our existing shareholders.  The higher our stock price, the greater the dilution will be for new shareholders.

The holders of the convertible debentures will be able to convert their debentures to shares of common stock at conversion values less than the then-prevailing market price of our common stock.  And investors under the equity line will pay less than the then-prevailing market price of our common stock.

The common stock we issue upon conversion of our convertible debentures will be issued at values at least 20 percent lower than the lowest closing bid price for our common stock during the 15 trading days before the date we get notice of a conversion.  The common stock to be issued under the equity line will be issued at a six percent discount to the lowest closing bid price of our common stock during the five trading days after we give notice to them of our "put." These discounted conversion prices and sales could cause the price of our common stock to decline.

The selling shareholders intend to sell their shares of common stock in the market, and those sales may cause our stock price to decline.

The selling shareholders intend to sell in the public market the shares of common stock being registered in this offering.  That means that up to 25,625,000 shares of our common stock, the number of shares being registered in this offering, may be sold.  Those sales may cause our stock price to decline.

The price you pay in this offering will fluctuate.

The price in this offering will fluctuate based on the prevailing market price of the common stock on the OTC Bulletin Board.  Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

We may not be able to draw down enough money under the equity line when needed.

We depend on external financing to fund our operations.  Our financing needs are expected to be provided from the equity line, in large part.  As the market price and volume decline, the amount of financing available under the equity line will decline.  As a result, we may not be able to draw down enough money under the equity line, or to draw it down quickly enough, to meet our financing needs.

Selling Shareholders

The following table presents information regarding the selling shareholders.  Under the equity line, Dutchess II has agreed to purchase up to $6 million of common stock from us.  All Dutchess II's investment decisions are made by Dutchess Capital Management, LLC, of which Michael A. Novielli and Douglas H. Leighton are the managing members.  Neither Dutchess II nor its agents has a short position or has had a short position at any time since the investment agreement for the equity line was executed on February, 25, 2005.  None of the selling shareholders has held a position or office, or had any other material relationship, with us.

Selling Security Holder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Acquired Under Equity Line of Credit	Percentage of Outstanding Shares to be Acquired Under Equity Line of Credit	Shares to be Sold in Offering	Percentage of Outstanding Shares Beneficially Owned After Offering

Dutchess Private Equities Fund, II L.P. (1)(2)	4,530,000	6.9%	18,000,000	22.8%	22,530,000	-
Dutchess Private Equities Fund L.P. (2)(3)	3,020,000	4.7%			3,020,000	-
Gary Cella	200,000	0.3%			75,000	0.1%

(1) Includes 450,000 shares issuable on exercise of warrants and 4,080,000 shares issuable upon conversion of convertible subordinated debentures

(2) The number of shares beneficially owned by holders of our convertible subordinated debentures is indeterminate as the conversion price of those debentures is based upon market price of the shares.  In computing the numbers of shares held prior to the offering by holders of convertible subordinated debentures, we have assumed that the applicable conversion price will be $0.33.  We are registering additional shares for this offering because the conversion price may be lower than that assumed price.  As a result, the numbers of shares shown in this table do not correspond to those shown under the caption "The Offering."

Dutchess Capital Management, Inc. serves as general partner to both Dutchess funds. Michael A. Novielli and Douglas H. Leighton serve as managing members of Dutchess Capital Management, Inc.

(3) Includes 300,000 shares issuable on exercise of warrants and 2,720,000 shares issuable upon conversion of convertible subordinated debentures.

Use of Proceeds

We will not receive any proceeds from the sale of the shares by the selling securityholders.  However, we may receive additional proceeds from the sale to Dutchess of shares issuable upon the exercise of warrants issued in connection with the convertible debentures.  We intend to use the proceeds from the sale of the shares to Dutchess II and the exercise of warrants by Dutchess for working capital and general corporate purposes.

Dilution

Our net tangible book value as of December 31, 2004 was $(3,437,453) or $(0.06) per share of our common stock. Net tangible book value per share is determined by dividing our tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of our common stock.  Net tangible book value as of December 31, 2004 is calculated by subtracting our net intangible assets of $196,223 from net total book value (total assets less total liabilities) of $(3,241,230).  Since this offering is being made solely by the selling stockholders and none of the proceeds will be paid to us, our net tangible book value will be unaffected by this offering.  Our net tangible book value, however, will be impacted by the common stock to be issued by Dutchess II under the investment agreement, and by the warrants issued to Dutchess.  The amount of dilution resulting from share issuances to Dutchess II under the investment agreement will be determined by our stock price at or near the time of each "put" by us.

The amount of dilution resulting from share issuances to Dutchess will also depend on whether all or a portion of the warrant is exercised.  The following example shows the dilution to new investors assuming: (i) no exercise of the warrants issued to Dutchess, and (ii) the issuance of 100%, 50%, 25%, and 10% of the 18,000,000 shares of our common stock at an assumed adjusted offering price of $.291 per share (which is based on the closing price of our common stock on March 24, 2005, of $0.31 per share). The discount is defined as 94% of the lowest closing bid price of our common stock during the five consecutive trading day period immediately following our notice to Dutchess II of each election to exercise our "put" right.

Assumed % of shares issued	100%	50%	25%	10%
Number of shares	18,000,000	9,000,000	4,500,000	1,800,000

Current stock price	0.31	0.31	0.31	0.31
Assumed exercise price	0.291	0.291	0.291	0.291
Total proceeds	5,245,200	2,622,600	1,311,300	524,520
Net tangible book value prior to offering	(3,437,453)	(3,437,453)	(3,437,453)	(3,437,453)
Net tangible book value after offering	1,807,747	(814,853)	(2,126,153)	(2,912,933)
Net tangible book value per share prior to offering	(0.06)	(0.06)	(0.06)	(0.06)
Net tangible book value per share after offering	0.023	(0.012)	(0.033)	(0.046)
Dilution of new investors	0.287	0.322	0.343	0.356
Accretion to existing stockholders	0.079	0.045	0.024	0.010

You should be aware that there is an inverse relationship between our stock price and the number of shares to be issued under the investment agreement and the $750,000 convertible debentures held by Dutchess.  As our stock price declines, we would be required to issue a greater number of shares for a given advance under the equity line or conversion of the debentures, as the case may be.  This inverse relationship is demonstrated by the table below, which shows the number of shares to be issued under the investment agreement at $0.291 per share, and the number of shares issued under the $750,000 convertible debentures held by Dutchess at a price of $0.33 per share, and at 25%, 50%, and 75% discounts to those prices.

% discount	0%	25%	50%	75%
Conversion price	0.33(1)	0.2475	0.165	0.0825
Assumed sale price (2)	0.31(2)	0.2325	0.155	0.0775
Assumed "put" price (3)	0.2914	0.21855	0.1457	0.07285
Shares issued pursuant to "put" right (4)	20,590,254	27,453,672	41,180,508	82,361,016
Shares upon conversion of note payable (5)	2,272,727	3,030,303	4,545,455	9,090,909
Total outstanding (6)	83,722,045	91,343,039	106,585,026	152,310,989
% outstanding (7)	27%	33%	43%	60%

(1) Represents the fixed conversion price of the $750,000 convertible debentures held by Dutchess

(2) Represents the price of our common stock on March 24, 2005.

(3) Represents the 94% discounted price as set forth in the investment agreement.

(4) Represents the number of shares of our common stock to be issued at the prices set forth in the table upon our exercise of the "put" right under the investment agreement.

(5) Represents the number of shares of our common stock to be issued at the prices set forth in the table upon conversion of the $750,000 convertible debentures.

(6) Represents the total number of shares of our common stock outstanding after the issuance of shares from footnote (4) and (5) above, assuming no issuances of any other shares of our common stock.

(7) Represents the shares of our common stock to be issued as a percentage of the total number of shares of our common stock outstanding (assuming no exercise or conversion of any options, warrants or other convertible securities).

Capitalization

The following table shows our total capitalization as of December 31, 2004.

Common stock, $0.005 par value; 100,000,000 shares authorized, 60,438,152 issued and outstanding	$ 302,191
Additional paid-in capital	8,210,395
Accumulated deficit	(11,753,816)
Total capitalization	)

Equity line

Under our equity line, we may, at our discretion, periodically issue and sell shares of our common stock to Dutchess II for a possible maximum purchase price of $6.0 million.  If we issue a "put notice" under the equity line, the put number may be for a definable number of shares of our common stock at a per-share purchase price equal to 94 percent of the lowest closing bid price on the OTC Bulletin Board, or other principal market on which our common stock is traded, for the five trading days immediately following the notice date.  However, the amount of shares we can require Dutchess II to purchase is limited to the greater of a) 200% of the average daily volume of our common stock for the 10 trading days prior to the applicable put notice date, multiplied by the average of the three daily closing bid prices immediately preceding the put date; or b) $50,000; provided however, that the put amount can never exceed $1,000,000 with respect to any single put.  Dutchess II intends to sell any shares it purchases under the equity line at the market price.  This prospectus primarily relates to the shares of common stock to be issued to Dutchess II under the equity line.  Dutchess II cannot transfer its interest in the equity line to anyone else.

In order to draw on the equity line, we must register the shares of common stock with the Securities and Exchange Commission and keep the registration statement effective.

Mechanics

We may, at our discretion, issue written put notices to Dutchess II specifying the dollar amount up to the maximum put amount. A closing will be held seven trading days after each written put notice. At each closing we will deliver shares of common stock and Dutchess II will pay the put notice amount. We determine when and if we want to issue a put notice.

Open Period

We may issue a put notice at any time during the open period but not more frequently than every 7 trading days.  The open period begins on the date the Securities and Exchange Commission first declares the accompanying registration statement effective.  It expires on the earlier of (i) the date on which Dutchess II has made advances totaling $6.0 million, or (ii) 36 months after the registration statement becomes effective.

Purchase Price

For each five-day purchase period starting with our issuance of a put notice, Dutchess II will purchase shares of common stock from us at a price equal to 94 percent of the lowest closing bid price for our common stock during the five-day period..

Maximum Put Notice Amount

We may not issue put notices in excess of a total of $6.0 million.  In addition, each individual put notice is subject to a maximum amount based on an average daily volume of our common stock.  The maximum amount of each put notice is equal to the greater of a) 200% of the average daily volume of our common stock for the 10 trading days prior to the applicable put notice date, multiplied by the average of the three daily closing bid prices immediately preceding the put date; or b) $50,000; provided however, that the put amount can never exceed $1,000,000 with respect to any single put.

Maximum Amount Subject to Each Put Notice

Regardless of the amount stated in a put notice, the maximum amount of our common stock that Dutchess II is required to purchase is determined by a different formula.  It is required to purchase the lesser of the amount stated in the put notice or an amount equal to 20 percent of the aggregate trading volume of our stock during the five days commencing with the date of delivery of the put notice times the lowest closing bid prices for our common stock during the five-day period.

By way of illustration only, let us assume that the 10-day average trading volume in our common stock is 50,000 shares during the 10 trading days prior to our issuing a put notice, and that the average closing bid price for our common stock is $0.40 during the three trading days prior to our issuing this put notice.  Let us also assume that the aggregate (not average) trading volume is 200,000 shares during the five trading days after we issue the put notice, and that the lowest closing bid prices for our common stock is $0.30 during this five-day period.  The result would be that our maximum allowable put notice would be in the amount of $ (2 x 50,000 x $.40 = $), but the maximum amount of stock Dutchess II would have to buy at $0.28 per share (.94 x $.30) is 40,000 shares (.20 x 200,000), and the dollar amount we would receive for that stock would be $ (40,000 x $.28).

Using our average trading volume (123,657 shares) and stock price information ($0.328 per share) from the 60 days just before the accompanying registration statement was filed, we would be able to give put notices for approximately $81,119 every seven trading days from the effective date of the registration statement during the next 36 months.  And if trading volume and price remained the same during the five days after the put notice, Dutchess II would be required to buy $38,126 of common stock after each put.  This would result in our receiving an aggregate of approximately $4,166,627 under the equity line.

Cancellation of Puts

We may withdraw that portion of any put notice amount if the then-current market price of our shares for that put does not meet the “Minimum Acceptable Price.” For purposes of our equity line investment agreement, the “Minimum Acceptable Price” is a price equal to 75% of the average closing bid price for the 10 trading days prior to the date of the put notice.  If we cancel a put notice, we will still be required to sell Dutchess II the number of shares Dutchess II sold during the time from the day it received the put notice until it received the notice of cancellation.

Number of Shares to Be Issued

We cannot determine the actual number of shares of common stock that we will issue under the equity line.  In part this is because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount we intend to draw.  Nonetheless, we can estimate the number of shares of common stock that would be issued using certain assumptions.  Assuming we drew down the entire $6.0 million available under the equity line and the purchase price was equal to $0.30 per share (which would be 94 percent of the lowest closing bid price during the five days commencing with our issuance of a put notice), then we would issue  shares of common stock to Dutchess II.  These shares would represent 24.7 percent of our outstanding capital stock upon issuance.  To help investors evaluate the number of shares of common stock we might issue to Dutchess II at various prices, we have prepared the following table.  This table shows the number of shares of our common stock that we would issue at various prices.

Purchase Price:	$0.20	$0.30	$0.60	$0.90	$1.20
Number of Shares(1):	30,000,000	20,000,000	10,000,000	6,666,667	5,000,000
Total Outstanding(2):	90,859,064	80,859,064	70,859,064	67,525,731	65,859,064
Percent Outstanding(3):	33.0%	24.7%	14.1%	9.9%	7.6%

(1)          Represents the number of shares of common stock to be issued to Dutchess II at the prices set forth in the table.

(2)          Represents the total number of shares of common stock outstanding after the issuance of the shares to Dutchess II.

(3)          Represents the shares of common stock to be issued as a percentage of the total number of shares outstanding.

Shareholder Approval

Under the investment agreement, we may sell Dutchess II a number of shares that is more than 20% of our shares outstanding on the date of this prospectus.  If we become listed on The Nasdaq Small Cap Market or Nasdaq National Market, we may be required to get shareholder approval to issue some or all of the shares to Dutchess II.  As we are currently an OTC Bulletin Board company, we do not need shareholder approval.

Registration Rights

We granted registration rights to Dutchess II for its shares and to Dutchess as the holders of our convertible subordinated debentures for the shares they may receive if they convert the debentures.  We had previously granted piggyback registration rights to a shareholder who previously purchased our common stock in a private offering.

The registration statement that includes this prospectus will register all of those shares when it becomes effective.  We will bear the cost of the registration.

Dutchess's Right to Indemnification

We have agreed to indemnify Dutchess (including its shareholders, officers, directors, employees, investors, and agents) from all liability and losses resulting from any misrepresentations or breaches we make in connection with the investment agreement, our registration rights agreement, other related agreements, or the registration statement.

Right of First Refusal

Dutchess II has a right of first refusal to participate in any below-market private capital raising transaction of equity securities that closes from the date of the investment agreement (February 25, 2005) through one year after this registration statement becomes effective.

Net Proceeds

We cannot predict the total amount of proceeds we will raise in this transaction. This is partly because we have not determined the total amount of put notices we intend to issue. However, we expect to incur expenses of approximately $15,937 consisting primarily of professional fees incurred in connection with registering 25,625,000 shares in this offering.

Plan of Distribution

The selling shareholders have each told us they intend to sell the common stock covered by this prospectus from time to time on the OTC Bulletin Board market, or in any other market where our shares of common stock are quoted. The selling shareholders, and any brokers, dealers, or agents that participate in the distribution of the common stock, may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions, or commissions they receive may be deemed to be underwriting discounts and commissions under the Securities Act.

Dutchess II is an underwriter within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the equity line agreement.  Dutchess II will buy stock from us at a purchase price of 94 percent of the lowest closing bid price of our common stock on the OTC Bulletin Board or other principal trading market on which our common stock is traded for the five trading days immediately following each put notice date. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  We will inform the selling shareholders that any underwriters, brokers, dealers, or agents effecting transactions on behalf of the selling shareholders must be registered to sell securities in all 50 states.

In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

We will pay all the expenses of the registration, offering, and sale of the shares of common stock to the public under this prospectus other than commissions, fees, and discounts of underwriters, brokers, dealers. and agents.  We have agreed to indemnify the selling shareholders and their controlling persons against certain liabilities, including liabilities under the Securities Act.  We estimate that the expenses of the offering to be borne by us will be approximately $15,937.    We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders.   We will, however, receive proceeds from the sale of common stock under the equity line.

The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders and that there are restrictions on market-making activities by persons engaged in the distribution of the shares.  Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares covered by this prospectus.  Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place.  Dutchess II can cover any short positions only with shares received from us under the equity line.  We will advise the selling shareholders that if a particular offer of common stock is to be made on terms materially different from the information set forth in the above Plan of Distribution, then a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

We engaged Institutional Capital Management, Inc., of Houston, Texas, as our exclusive placement agent under the equity line of credit.  To our knowledge, ICM has no affiliation or business relationship with Dutchess II. We agreed to pay ICM one percent of the gross proceeds from each put, with an aggregate maximum of $10,000, over the term of our equity line of credit agreement with Dutchess II.  Our placement agent agreement with ICM terminates when our investment agreement with Dutchess II terminates.

Price Range of Common Stock

Our common stock is quoted under the symbol "VTSI" on the OTC Electronic Bulletin Board.  The following table sets forth the high and low bid prices for shares of our common stock for 2002, 2003, and 2004, and the first quarter of 2005 through March 24, 2005, as reported by the OTC Electronic Bulletin Board. Quotations reflect inter dealer prices, without retail markup, mark down, or commission, and may not represent actual transactions.

		BID PRICES
YEAR	PERIOD	HIGH	LOW
2002
	First Quarter	0.32	0..17
	Second Quarter	0.42	0.18
	Third Quarter	0.455	0.12
	Fourth Quarter	0.18	0.09
2003
	First Quarter	0.14	0.085
	Second Quarter	0.145	0.055
	Third Quarter	0.289	0.071
	Fourth Quarter	0.469	0.21
2004
	First Quarter	0.35	0.20
	Second Quarter	0.43	0.24
	Third Quarter	0.42	0.28
	Fourth Quarter	0.46	0.28
2005
	First Quarter (through

March 24, 2005)	0.43	0.22

As of March 25, 2005, we had 60,859,064 shares of common stock outstanding, held by 161 shareholders of record.

Penny Stock Regulations

Our common stock has always traded at a price less than $5 a share and is subject to the rules governing "penny stocks."

A "penny stock" is any stock that:

•             sells for less than $5 a share,

•             is not listed on an exchange or authorized for quotation on the Nasdaq Stock Market, and

•             is not a stock of a "substantial issuer."  VirTra Systems, Inc. is not now a "substantial issuer" and cannot become one until it has net tangible assets of at least $5 million, which it does not now have.

There are statutes and regulations of the Securities and Exchange Commission that impose strict requirements on brokers that recommend penny stocks.

The Penny Stock Suitability Rule

Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person's financial situation, investment experience and investment objectives.  Then, the broker-dealer must "reasonably determine"

•             that transactions in penny stocks are suitable for the person and

•             the person, or his/her advisor, is capable of evaluating the risks in penny stocks.

After making this determination, the broker-dealer must furnish the customer with a written statement describing the basis for this suitability determination.  The customer must sign and date a copy of the written statement and return it to the broker-dealer.

Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased.

The above exercise often delays a proposed transaction. It causes many broker-dealer firms to adopt a policy of not allowing their representatives to recommend penny stocks to their customers.

The Penny Stock Suitability Rule, described above, and the Penny Stock Disclosure Rule, described below, do not apply to the following:

•             transactions not recommended by the broker-dealer,

•             sales to institutional accredited investors,

•             sales to "established customers" of the broker-dealer - persons who either have had an account with the broker-dealer for at least a year or who have effected 3 purchases of penny stocks with the broker-dealer on 3 different days involving three different issuers, and

•             transactions in penny stocks by broker-dealers whose income from penny stock activities does not exceed five percent of their total income during certain defined periods.

The Penny Stock Disclosure Rule

Another Commission rule - the Penny Stock Disclosure Rule - requires a broker-dealer, who recommends the sale of a penny stock to a customer to furnish the customer with a "risk disclosure document."  This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market.  The broker-dealer must also disclose the stock's bid and ask price information and the dealer's and salesperson's compensation for the proposed transaction. Finally,  the broker-dealer must furnish the customer with a monthly statement including specific information relating to market and price information about the penny stocks held in the customer's account.

Effects of the Rule

The above penny stock regulatory scheme is a response by the Congress and the Securities and Exchange Commission to abuses in the telemarketing of low-priced securities by "boiler shop" operators.  The scheme imposes market impediments on the sale and trading of penny stocks.  It limits a shareholder's ability to resell a penny stock.

Our common stock likely will continue to trade below $5 a share and be, for some time at least, be a "penny stock" subject to the trading market impediments described above.

Dividend Policy

We have never paid any dividends on our common stock.  We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not expect to pay any cash dividends to our shareholders in the foreseeable future.  The board of directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements, and other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and our actual results could differ materially from those forward-looking statements. The following discussion regarding our financial statements should be read in conjunction with the financial statements and notes to those financial statements.

Overview

Our principal business began in 1993 with the organization of Ferris Productions, Inc.  Ferris designed, developed, distributed, and operated virtual reality products for the entertainment, simulation, promotion, and education markets.  In September of 2001, Ferris merged into GameCom, Inc., a publicly held Texas company whose principal business at the time was the development and marketing of an internet-enabled video game system. We subsequently adopted our present name.

Prior to the merger of Ferris and GameCom, both companies had incurred substantial debt, much of which was eliminated in December of 2004 in a debt for equity conversion.  However, there can be no assurances that we will be able to successfully implement our expansion plans.  As we enter the training/simulation market, we face all of the risks, expenses, and difficulties frequently encountered in connection with the expansion and development of a new business, difficulties in maintaining delivery schedules if and when volume increases, the need to develop support arrangements for systems at widely-dispersed physical locations, and the need to control operating and general and administrative expenses.

Critical Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures.  Actual results could differ from those estimates.

Revenue Recognition

Revenue from custom application contracts are recognized on a percentage-of-completion basis, measured by the percentage of costs incurred to date to total estimated costs for each contract.  Contract costs include all direct material and labor costs, and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs.  General and administrative costs are charged to expense as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.  Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income, and are recognized in the period in which the revisions are determined.  An amount equal to contract costs attributable to claims is included in operations when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed.  Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts billed in excess of revenue recognized.

Stock-Based Compensation

We account for our stock compensation arrangements under the provisions of Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees.” We provide disclosure in accordance with the disclosure-only provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation.”

Results of Operations

Fiscal year ended December 31, 2004 compared to fiscal year ended December 31, 2003.

Total revenue for the year ended December 31, 2004 was $1,328,180, compared to total revenue of $984,490 for the year ended December 31, 2003.  This increase of $343,690, or 35%, resulted primarily from our initial IVR™ simulator sales to the U.S. military in the training/simulation market.

Cost of sales and services increased $203,262, or 31%, to $860,065, for the year ended December 31, 2004, from $656,803 for the year ended December 31, 2003.  This increase is relatively proportionate to the change in revenue.

General and administrative expenses increased by $1,904,348, or 208%, to $2,820,650 for the year ended December 31, 2004, from $916,302 for the year ended December 31, 2003. The increase is primarily due to incentive compensation granted to senior management, trade show and other costs associated with roll-out of the IVR™ series of advanced training simulators, indirect costs associated with the debt-for-equity conversion completed in December of 2004, and a reserve for the Legg Mason lawsuit..

Interest expense and finance charges increased by $7,230, or 0.7%, to $957,912 for the year ended December 31, 2004, from $950,682 for the year ended December 31, 2003.

During 2004, we presented an exchange offer to the holders of certain of our notes payable and obligations under product financing arrangements, whereby the debtholders were allowed to convert their principal and accrued interest to our common stock under one of three options.  Under Option A, the debtholder could receive common stock equal to 0.6 shares per dollar of principal amount he or she was owed, and was not required to lock up any of the shares he or she received in the exchange.  Under Option B, each debtholder could receive common stock equal to 0.9 shares per dollar of principal amount he or she was owed, but could not sell any of the shares for a period of six months, after which the shares could be sold in six equal monthly installments.  Under Option C, each debtholder could receive common stock equal to 1.2 shares per dollar of principal amount he or she was owed, but could not sell any of the shares for a period of one year, after which the shares could be sold in six equal monthly installments.  As of December 31, 2004, we had issued 5,303,258 shares of our common stock in exchange for $183,500 in principal and $49,069 of accrued interest outstanding on our notes payable, $615,531 in principal and $155,475 of accrued interest outstanding on our notes payable to stockholders, and $5,792,176 of principal and interest outstanding on our obligations under product financing arrangements.  Of the total shares issued, 316,080 shares were issued to debtholders electing Option A, 274,500 shares to debtholders electing Option B, and 4,712,678 shares to debtholders electing Option C.  As a result of this debt exchange, we recorded $4,621,415 of forgiveness of debt income in the statement of operations for the year ended December 31, 2004.

In addition to the forgiveness of debt income resulting from the debt-to-equity conversion discussed above, we also reversed accruals on certain notes and accounts payable upon which judgment was obtained or the statute of limitations had run.  Included in forgiveness of debt income in the statement of operations for the year ended December 31, 2004 is $301,085 related to these settlements and write-offs.

Liquidity and Plan of Operations

As of December 31, 2004, our liquidity position was extremely precarious. We had current liabilities of $4,692,164, including $819,900 in obligations remaining under the lease financing for the old Ferris Productions virtual reality systems, $2,228,064 in accounts payable and accrued liabilities, and short-term notes payable of $1,644,200, some of which were either demand indebtedness or were payable at an earlier date and were in default. As of December 31, 2004, there was only $221,826 in current assets available to meet those liabilities.

To date we have met our capital requirements by acquiring needed equipment under the Ferris Productions non-cancelable leasing arrangements, through capital contributions, loans from principal shareholders and officers, certain private placement offerings, and through our convertible debentures and equity line financing with Dutchess Private Equities Fund, L.P.

For the year ended December 31, 2004, our net income was $1,566,091. After taking into account the non-cash items included in that profit, our cash requirements for operations were approximately $878,083.  In addition, we made capital expenditures of $83,754, had capitalized development costs connected with the IVR 4G simulator of $196,223, and repaid notes in the amount of $278,326.  To cover these cash requirements, we issued notes for $277,500, and issued 4,294,707 shares of our common stock for net cash proceeds of $1,238,421.

The opinion of our independent auditor for the year ended December 31, 2004 expressed substantial doubt as to our ability to continue as a going concern.  We will need substantial additional capital or new lucrative custom application projects to become profitable.  In July of 2002, we entered into a financial contract with Dutchess Private Equities Fund, L.P.  Under this arrangement, Dutchess is to purchase under an equity line up to $5 million of our common stock over a two-year period.  The number of shares we may sell to Dutchess is based upon the trading volume of our stock.  Dutchess and several other investors also participated in a private placement of $450,000 in convertible debentures, which has been repaid in full.  In February of 2005, we entered into a new financial contract with Dutchess II, under which Dutchess II is to purchase under a new equity line up to $6 million of our common shares, similar to the 2002 agreement, which will soon be expiring.  Additionally, in February of 2005 we completed a private placement with Dutchess of $750,000 in convertible debentures.  Based on recent increases in the stock's trading volume following our entry into the training/simulation market, we believe that this equity line will allow us to continue our operations for at least the next 12 months.

Business

Business Overview

Our principal business began in 1993 with the organization of Ferris Productions, Inc.  Ferris designed, developed, distributed, and operated virtual reality products for the entertainment, simulation, promotion, and education markets.  “Virtual reality” is a generic term associated with computer systems that create a real-time visual/audio/haptic (touch and feel) experience.  Virtual reality immerses participants into a three-dimensional real-time synthetic environment generated or controlled by one (or several) computer(s).  In September of 2001, Ferris merged into GameCom, Inc., a publicly held Texas company whose principal business at the time was the development and marketing of an internet-enabled video game system.  Our historic areas of application have included the entertainment/amusement, advertising/promotion, and training/simulation markets.

Our “immersive virtual reality™” devices are computer-based, and allow participants to view and manipulate graphical representations of physical reality.  Stimulating the senses of sight, sound, touch, and smell simultaneously, our virtual reality devices envelop the participant in dynamic filmed or computer-generated imagery, and allow the participant to interact with what he or she sees using simple controls and body motions. Virtual reality products have traditionally employed head-mounted displays that combine high-resolution miniature image source monitors, wide field-of-view optics, and tracking sensors in a unit small and light enough to be worn on the head.  These products usually surround the participant with dynamic three-dimensional imagery, allowing the user to change perspective on the artificial scenes by simply moving his or her head.  Virtual reality devices have in the past been used primarily in connection with electronic games, as, by surrounding the player with the sights, sounds, and smells he or she would experience in the real world, play is made far more realistic than it would be if merely presented in a two-dimensional flat screen display.

We maintain our corporate office at 440 North Center, Arlington, Texas 76011, and our telephone number is (817) 261-4269.  We also maintain engineering, technical, and production offices, and a demonstration facility, at 5631 South 24th Street, Phoenix, Arizona 85040, with a phone number of (602) 470-1177.

Entertainment/Amusement

The entertainment/amusement market was the original market for our products. Our “immersive virtual reality™” devices were designed to produce a highly-realistic experience at a significantly lower cost than traditional virtual reality technology.  Historically, the software for virtual reality games and other applications was separately created for each application. Our systems were developed using our patented Universe Control Board™, which, when installed in an ordinary PC, makes it possible to quickly adapt PC games for the arcade market, permitting easy conversion of PC games to behave as coin-operated arcade games, and allows the operator to change from one game to another without expensive hardware replacement.

Within the entertainment/amusement market, we installed and operated virtual reality entertainment centers known as “VR Zones” in over a dozen theme parks and high-traffic visitor locations, such as:

•             Six Flags,

•             Paramount Parks,

•             Busch Gardens, and

•             Carnival Cruise Lines.

These VR Zones were equipped with systems we developed and manufactured, and were operated by our employees on a revenue-share basis with the theme park locations.  We sold our VR Zones and effectively left this market in the spring of 2003, in order to more fully focus on the advertising/promotional and training/simulation markets.

Advertising/Promotion

We entered the advertising/promotion market, our second, with our 2000 “Drive With Confidence Tour™” for Buick, featuring a virtual reality “test-drive” of a Buick LeSabre with PGA professional Ben Crenshaw accompanying the participant. This project led us to additional projects within this market, such as:

•             a virtual reality bi-plane experience for Red Baron® Pizza,

•             a virtual reality ski jump promotional program for Chevrolet in conjunction with its “Olympic Torch City Celebration Tour™,”

•             an interactive promotional project for Shell Oil Product’s Pennzoil® division’s “Vroom Tour™”, which featured Jay Leno “inside” an automobile engine demonstrating how oil functions inside an automobile engine, and ended with the visitor driving Pennzoil’s Formula One car around the Las Vegas Motor Speedway at speeds in excess of 220 miles per hour,

•             a 50-seat, 3-D immersive theater for Red Baron® Pizza’s “3-D Flying Adventure™,” which featured special glasses, Dolby® 5.1 sound, and special effects that literally “jump” off the screen, and

•             a virtual reality recruitment tool for the United States Army, in which participants “ride” in an Army Black Hawk helicopter performing an exciting rescue mission.

2004 advertising/promotion projects included a new 3-D immersive theater project for Sea-Doo® using our 3-D technology for 2-D to 3-D video conversion and 3-D computer animation, for 1) a motion simulator utilizing polarized glasses, 2) a theater-style presentation utilizing anaglyph (cyan-blue) glasses, and 3) a web-suitable version utilizing 3-D anaglyph glasses, all in connection with Bombardier's launch of its new 2004 Sea-Doo® 3D™ personal watercraft.

The year 2004 also saw our completion of a strategic move from headset-based to projection-based technology, evidenced by the development and launch of our patented Immersa-Dome™, featuring a domed-shaped screen which surrounds the seated viewer and delivers a high-definition resolution virtual reality experience.

The May 3, 2004, launch of the Immersa-Dome product was rapidly followed by several new projects:

•             a mobile promotional experience for Buick's new Terraza™ and LaCrosse™ vehicles, using four Immersa-Dome units installed in two of Buick's event-marketing trailers. This was our second collaboration with Buick's event marketing agency, Momentum Detroit,

•             a sale of three Immersa-Domes to the United States Army Recruiting Command in Fort Knox, Kentucky, for installation in mobile recruiting trailers traveling the United States to major events, high schools, and universities in connection with the Army's recruiting efforts, and

•             the installation of three Immersa-Domes at the new Red Baron® Museum in Marshall, Minnesota, providing the visual experience of flying an acrobatic bi-plane with the Red Baron® Pizza Squadron™ in an 180-degree multisensory experience.

Over the last quarter, as a result of our recent Immersa-Dome mobile promotional tour, we have several proposals currently under submission to a number of advertising/promotional agencies, Fortune 500 companies, and governmental agencies in conjunction with pending advertising/promotional campaigns.

Training/Simulation

 In 2004, we unveiled our IVR™ line of projection-based training simulators for judgmental use-of-force, situational awareness, combat-readiness, and tactical judgment objectives.  The two IVR product lines provide the law enforcement, military, and security markets with 360-degree immersive training environments.

Our IVR HD™ series, designed primarily for law enforcement objectives, was completed in January of 2004, and was publicly debuted to the domestic law enforcement market in late March of 2004, at the industry’s Trexpo West trade show in Long Beach, California.

Our military-oriented IVR 4G™ system, designed to train soldiers for “fourth generation” warfare, was debuted at the industry-leading I/ITSEC trade show in Orlando, Florida in December of 2004.  “ Fourth generation” warfare, as discussed in the October, 1988 Marine Corps Gazette, is characterized by transnational groups without territorially-based armies, engaging in highly irregular practices such as guerilla warfare, terrorist tactics, and low-intensity, close quarter conflict, enabling groups that are weaker militarily to defeat larger, stronger forces.  Fourth-generation battlefields may include the whole of the enemy's society, where small, well-trained, highly maneuverable forces may tend to dominate.

We announced our initial sale in this market in September of 2003, and, as of December 31, 2004, we had sold 29 systems, all variations of the IVR series, to the United States Air Force, the United States Army, a classified Department of Defense customer, and state police and security organizations in Mexico and India. Our initial IVR series installation was accomplished in March of 2004. We have recently received several confidential purchase commitments, and we have several additional confidential proposals currently under review.

Virtual Reality Products

Our “immersive virtual reality™” products include:

Training/Simulation Products

The IVR HD™ and IVR 4G series, designed for law enforcement and military use, respectively, are projection-based, multi-screened, high-definition resolution, combat-readiness and judgmental use-of-force firearms training simulators.  The IVR™ series simulators use company-produced high-definition filmed content as well as our Hybrid-CGI™ content.  Our Hybrid-CGI software combines film content with computer-generated images, allowing users to create their own customized 360-degree training scenarios by combining “green-screen” video, panoramic photorealistic images, computer-generated images, and 3-D sound.  “Green-screen” filming is the technique of filming actors and other visual elements in the foreground against an evenly-colored green background, and subsequently extracting the actors and other visual elements and placing them onto a new panoramic background specifically suited to the user’s needs and locale.

The IVR systems use off-the-shelf computer equipment, extremely-accurate laser-based weapons tracking, 360-degree video and audio, and ultra-high resolution interactive graphics. The systems deliver both photorealistic and computer-generated imagery -based video for training scenarios. The systems support one to six users, and have the option to be reconfigured into a 20-lane, military-approved, virtual “shooting range” for realistic marksmanship training.

Trainees step into the simulator, and then interact with a training scenario selected by the instructor, using their weapon of choice. The training scenarios teach combat-readiness, situational awareness, fourth-generation warfare tactics, and judgmental use-of-force with both lethal and non-lethal weapons currently used by military, law enforcement, and security agencies.

The IVR 4G military series of simulator products are offered in four different configurations:

•      the IVR 4G-base™ is a single-screen model, and its compact size offers portability and supports one to four trainees.

•      the IVR 4G-180™ offers an 180-degree field-of-view for more realistic combat training and marksmanship. It supports one to four trainees.

•      the IVR 4G-300™ delivers 300-degree field-of-view for more realistic combat scenarios and marksmanship training, and supports one to five trainees.

•      the IVR 4G-360™ offers a 360-degree field-of-view for combat and marksmanship training, and supports one to six trainees.

The IVR HD law enforcement series is offered in four different configurations:

•      the IVR  HD-base™ is a single-screen model, offering portability, and supports one to four trainees.

•      the IVR  HD-180™ offers an 180-degree field-of-view for more realistic training and target tracking. It supports one to four trainees.

•      the IVR HD-300™ delivers 300-degree use-of-force scenarios, and supports one to five trainees.

•      the IVR-360™ HD offers 360-degree firearms training, and supports one to six trainees.

We also have developed and market proprietary training accessories for use with both our IVR product lines, as well as those manufactured by third-parties:

•      the wireless Threat-Fire™ belt permits the simulator's instructor to deliver an electric "stun" to the trainee, simulating the sensation of being shot, thus enhancing the multi-directional experience of our IVR simulators by increasing the seriousness and stress of training scenarios.

•      our Hybrid-CGI™ scenario creation software integrates "green-screen" video, panoramic photorealistic images, computer-generated images, and 3-D sound, decreasing both cost and time of scenario production.    Our Hybrid-CGI software offers the end-user more custom scenario options than traditional scenario production methods and other forms of training software.

•      a wireless/tetherless “drop-in” recoil conversion kit, which transforms a live weapon into an accurate and safe training weapon. It features 1) a laser-based tracking mechanism, 2) self-contained, tetherless pneumatic recoil, and 3) instructor-controlled weapon “malfunction” capability to simulate a jammed weapon in the field. The system provides no possibility of chambering a live bullet while in training mode.

•      laser-based pneumatic recoil conversion kits for most military and law enforcement handguns, assault rifles, and shotguns.

•      less-lethal, laser-based training tools, including Taser® and canister OC pepper spray.

•      TMaR (Trainee Monitor and Recording) debriefing product, which records and plays back the trainee’s actions in the simulator, allowing systematic review of the trainee’s performance.

Advertising/Promotional Products

•      the Immersa-Dome™ is a patented projection-based virtual reality system, which uses a domed-shaped screen to surround the viewer. The Immersa-Dome offers photorealistic environments with 180-degree field-of-view and high-definition resolution. The system is composed of the dome’s base, the viewer’s seat, and a separate projector/mirror stand.

•      the 3-D Multisensory Theater™ is a portable-seat, high-capacity (50-100 viewers) 3-D theater with special effects packages, including fog, wind, and simulated lighting, among others. This theater system features 3-D, high-resolution imagery on a large projected screen. Participants wear polarized glasses, which facilitate 3-D depth in the screen images. This system also features time-triggered smells, wind simulation, and a Dolby® 5.1 sound system. The 3-D Multisensory Theater uses a silver screen and two projectors. Three-dimensional filming techniques are used and processed to finalize the 3-D experience. Computer-generated 3-D imagery is an alternative development method to 3-D filming.

•      the 360-degree headset-based virtual reality system delivers photorealistic content. In addition, the user, while seated, is tracked in 360 degrees. The multisensory system incorporates off-the-shelf computer equipment, gyroscopic head-tracking, stereo sound, wind simulation, and smell. The system comes standard for one user.

Competition

Competition within each of our markets is intense.

There are several large competitors in the general field of high-tech simulation. For instance, the January 7, 2002 edition of Forbes magazine contains a feature story on L3 Communications, Inc., a company purportedly doing in excess of $5 billion in business with the United States government in this market. L3 has so far focused on other types of simulators (such as aircraft motion simulators) and to-date we have never directly competed against L3, and may never compete with them regarding our IVR simulators. Other companies have made essentially the same single-screen style simulator for the past 15 years or longer.

As our virtual reality experiences are usually custom applications, and we deal primarily with advertising agencies, or directly with the client, it is difficult to quantify the competition.  Sometimes companies are able to penetrate one or two particular high-tech promotions.  With over 12 years in the marketplace, we currently are not aware of any other virtual reality-based advertising/promotion company with similar products similar to ours.

Some general competitors within the virtual reality industry that promote substitute and similar technologies are as follows:

•             Straylight--since 1992, Straylight has focused on the exploitation of virtual reality in the promotions and conventions market, basing its original customized systems on expensive Silicon Graphics computers. Most recently, it launched the stand-up 3DXTC system, offering a headset-based, lightweight system utilized within the advertising/promotional market.

•             Advanced Interactive Systems, Inc. (“AIS”)--has been a provider of interactive simulation systems designed to provide training for law enforcement, military, and security agencies since 1993. Its line of products uses primarily video production in judgmental training scenarios. AIS also markets to anti-terrorist and other special application training facilities for military and special operations groups. Its systems have historically been based using single screen technology.

•             Firearms Training Systems, Inc. (“FATS”)--claims to have over 4,000 training systems installed worldwide by military, law enforcement, and commercial customers. FATS is a full service training/simulation company that also uses video scenarios and single-screen technology with an optional video-training scenario authoring system. AIS and FATS are similar in many respects, although FATS has been in the market longer.

•             L3 Communications, Inc.--a supplier of intelligence, surveillance and reconnaissance products, secure communications systems and products, avionics and ocean products, training products, microwave components and telemetry, instrumentation, space, and wireless products. Its customers include the Department of Defense, selected U.S. government intelligence agencies, aerospace prime contractors, commercial telecommunications, and wireless customers. L-3’s product mix includes; secure communication systems, training systems, microwave components, avionics and ocean systems, telemetry, instrumentation, space, and wireless products. L3 is a large company with a very diverse range of products and services geared towards defense related activities. It has a division for simulation and training with several products currently deployed. One of these simulators projects images on multiple screens using computer-generated graphics. L3 systems consist of computer generated graphics, and currently do not use video or film for its content, to the best of our knowledge, nor does it produce complete 360-degree projected or head-mount display systems. Due to the size and strength of L3 within the defense industry and other governmental agencies, it could become a very formidable competitor if it chose to enter the 360-degree, photorealistic, virtual reality simulation market.

•             IES Interactive Training, Inc. (IES)--a supplier of basic simulation equipment to law enforcement. Having fielded several hundred single screen systems in the law enforcement with little emphasis on military, it is in the competitive landscape. Our recent patent application may hamper or halt potential plans by IES or others to compete with our IVR multi-screen systems.

•             Cubic Defense Applications–performing in a wide range of industries, including military simulation, Cubic currently produces a product which is mainly a marksmanship training system, with limited combat training capabilities. Due to its size and strength, Cubic could become a formidable competitor if it chose to focus on firearms training.

The above summary of competition is by no means exhaustive, since this is a fluid and rapidly-expanding industry.

Marketing

Marketing within the training/simulation market is conducted primarily through trade shows, trade journal advertisements, search engine strategies, and one-on-one demonstrations.  We recently completed and publicly unveiled the IVR HD™ series of law enforcement-focused advanced training simulators at the Trexpo West trade show in March of 2004, and we publicly unveiled the military-oriented IVR 4G™ fourth generation warfare simulators at the I/ITSEC trade show in December of 2004.  We have demonstrated the IVR simulators to high-level officers in the United States military, the Department of Defense, as well as to municipal, state, and federal agencies both domestically and internationally.  In addition to our 22 announced sales to foreign governmental agencies, we have also sold seven systems to domestic military and law enforcement agencies, and we have been advised that our IVR simulators are in the budgeting stages for branches of the United States Armed Forces, municipal and state law enforcement agencies, and several foreign governments.  Of the 29 IVR™ systems we have sold, four have been fully installed, two have been shipped and are awaiting installation, and the remainder are contracted for future delivery.

Marketing within the advertising/promotional market is conducted primarily by web-based search engine strategies and by the face-to-face sales efforts of our vice-president of advertising and promotion.  Our Immersa-Dome demonstration unit uses high-definition content from our projects for Pennzoil, Buick, Red Baron® Pizza, Chevrolet, and the U.S. Army.  Marketing within this industry is conducted primarily by one-on-one appointments and demonstrations of our technology to agencies and qualified corporations.  We also attend industry tradeshows to generate leads and to garner further market exposure.

Employees

At March 1, 2005, we employed 13 people.  None of our employees are members of a union, and we consider relations with our employees to be satisfactory.

Trademarks/Patents

We have obtained a patent for our Universe Control Board™, and various federal trademarks.  We have also filed for federal registration of our “Immersive Virtual Reality™” and “IVR™” trademarks.

On March 15, 2004, we applied for a patent on our IVR™ series of advanced training simulators, seeking a patent for our “multiple screen simulation system and method for situational response training.”

On May 3, 2004, we announced that we had obtained an exclusive license to the patented technology behind the Immersa-Dome.

On December 3, 2004, in advance of industry demonstration at the industry-leading Interservice/Industry Training and Simulation Education Conference in Orlando, Florida, we submitted three separate patent applications for innovations in the field of firearms training.  These included:  1) the Threat-Fire™ Belt, 2) our Hybrid-CGI™ software, and 3) a "drop-in" kit and magazine for wireless recoil in real weapons.

First, the Threat-Fire Belt permits the simulator's instructor to deliver an electric "stun" to the trainee, simulating the sensation of being shot, thus enhancing the multi-directional experience associated with our IVR simulators.

Second, the Hybrid-CGI software integrates "green-screen" video, panoramic images, computer-generated images, and 3-D sound.  “Green-screen” filming is the technique of filming actors and other visual elements in the foreground against an evenly-colored green background, and subsequently extracting the actors and other visual elements and placing them onto a new panoramic background specifically suited to the user’s needs and locale. Hybrid-CGI software decreases both cost and time of scenario production, and provides more scenario options to the end user than traditional production methods.

Third, the "drop-in" kit and magazine is non-permanent, and delivers wireless recoil to a real weapon.  The magazine is refillable, and the aiming laser features hyper-accurate collinear placement for both immersive combat training and marksmanship qualification.  Use of untethered training weaponry is highly desirable in firearms simulators.

There can be no assurance that patents or trademarks will issue on these applications, or that, if issued, they will be sufficiently broad to provide meaningful protection

Management

These are our current directors, executive officers and significant employees:

Directors and Executive Officers

The following table sets forth the names and ages of our current directors and executive officers, the principal offices and positions held by each person, and the date such person became our director or executive officer.

Name	Age	Positions	Date became director or executive officer
L. Kelly Jones	51	chief executive officer and chairman of the board of directors	March 26, 1997
Bob Ferris	33	president and director	September 21, 2001
L. Andrew Wells	36	director	September 21, 2001
Kimberly Biggs	38	secretary and treasurer	March 26, 1997

The members of our board of directors are elected annually and hold office until their successors are elected and qualified.  Our officers are chosen by and serve at the pleasure of its board of directors.  Some of the officers and directors have positions of responsibility with other businesses and will devote only such time as they believe necessary on our business.

There are no family relationships between any of the directors and executive officers, other than Messrs. Ferris and Wells being brothers-in-law.  There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

We do not have a separate audit committee.

L. Kelly Jones has since 1980 been a member of the law firm Jones & Cannon, a firm which he founded and which provides legal services to us.  Mr. Jones is certified in the area of commercial real estate law by the Texas Board of Legal Specialization and is the author of an article, "Texas Mechanics' and Materialmen's Lien Laws: A Guide

Through the Maze," which appeared in the Texas Bar Journal in March of 1985.  Mr. Jones' areas of practice include corporate, construction, real estate, municipal law, and commercial litigation.  Mr. Jones served from 1985 through 1989 on the Arlington City Council, and on the Stephen F. Austin State University Board of Regents from 1987 through 1993, where he was chairman from 1991 through 1993.  He holds a juris doctorate degree from the University of Texas and a bachelor of arts degree  in political science from Stephen F. Austin State University.

Bob Ferris became our president in September of 2001.  He previously had been the president of the former Ferris Productions, Inc. since he founded that company in 1993.  Mr. Ferris attended the United States Air Force Academy with a major in management.  He received a degree in systems engineering from the University of Arizona.

L. Andrew Wells since January 1, 2003, has served as president of CapNet Securities Corporation, a Houston-based NASD broker/dealer and investment bank.  In addition to his executive responsibilities, he is a member of the corporate transactions team which focuses on fee-for-service professional services relating to due diligence and capital formation.  In that role, he also acts as a facilitator assisting companies in dealing with commercial lenders, venture firms, private equity funds, mezzanine and subordinated debt funds, SBICs, angel investors, and non-financial institutions seeking strategic investment or merger partners.  Previously, Mr. Wells served as managing partner of CenterPoint Partners, LLC, a Houston-based corporate finance advisory firm formed in January of 2002. CenterPoint is an amalgamation of the former Strategic Securities, Inc. and some other Houston-based regional investment banking groups’ advisory divisions.  From 1997 until 2002, he was the principal of Strategic Securities, Inc., a Houston-based merchant banking firm which he founded in 1997.  From June 2000 until March of 2001, Mr. Wells also served on an interim bases as chief financial officer of U. S. Operators, Inc., a San Antonio-based call center which was reorganizing under Chapter 11 of the bankruptcy code.  Prior to 1997, Mr. Wells was employed by a regional NASD broker/dealer in Houston, Texas.  He holds a bachelor of science degree from Stephen F. Austin State University and NASD licenses 7 (general securities), 63, 65 (registered investment advisor), and 24 (securities principal).

Kimberly Biggs has for the last 15 years been legal administrator of the Arlington law firm of Jones & Cannon (which provides legal services for us) as legal administrator, a position which she holds to this date.

Major General Perry V. Dalby (retired), age 61, has served on our advisory board of directors since January of 2005.  In December of 2000, General Dalby assumed command of the 75th Division (training support), and mobilized the division in support of the global war on terrorism in January, 2003.  Previously, in 1983, General Dalby was assigned to the 75th Maneuver Area Command, and subsequently assumed command as chief of the Battle Simulation Center, Combat Arms Branch, and as the assistant deputy commander for the 75th Division (Exercise).  General Dalby retired from the U.S. Army in May of 2004.  General Dalby’s 37 years of military service were highlighted by the Distinguished Service Medal, Legion of Merit, Distinguished Flying Cross, Bronze Star (two clusters), and the Purple Heart.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law.  In addition, our bylaws provide that we must indemnify and advance or reimburse reasonable expenses incurred by our directors, officers, employees, or agents, to the fullest extent that we may grant indemnification to a director under the Texas Business Corporations Act, and may indemnify the persons above to such further extent as permitted by law.  Insofar as these provisions permit indemnification for liabilities arising under the Securities Act of 1933 to our directors, officers, and controlling persons, or insofar as indemnification under that Act is otherwise permitted, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), requires that reports of beneficial ownership of capital stock and changes in such ownership be filed with the Securities and Exchange Commission (the "SEC") by Section 16 "reporting persons," including directors, certain officers, holders of more than 10% of the outstanding common stock and certain trusts of which reporting persons are trustees.  We are required to disclose in this annual report on Form 10-K each reporting person whom we know to have failed to file any required reports under Section 16 on a timely basis during the fiscal year ended December 31, 2004 or prior fiscal years.

Mr. Jones failed timely to file a report on Form 5 for the issuance of 1,000,000 shares of common stock as compensation, and the grant of options to purchase 4,000,000 shares of common stock, both in November of 2004.  Mr. Wells failed timely to file a report on Form 5 for the issuance of 1,000,000 shares of common stock as compensation in November of 2004.  Mr. Ferris failed timely to file a report on Form 5 for the grant of options to purchase 1,000,000 shares of common stock in November of 2004.  All the above reports have now been filed.

Code of Ethics

We have not adopted a code of ethics for our principal executive officer and senior financial officers.  The board of directors intends to hold these officers to the highest ethical standards in their conduct of our business, but it does not believe that for a small company like ours formal exhortations to that effect are effective or contribute to that objective.  The board of directors also believes that publishing a laundry list of specific prohibitions would be counter-productive, as it would detract from the board of director's objective by encouraging the attitude that all conduct not specifically prohibited is permitted.

Significant Employees

In addition to the officers and directors identified above, the following employees play a significant role in our operations.

Michael Kitchen, age 31, is currently our executive vice-president of training and simulation sales.  Mr. Kitchen is responsible for all aspects of our regional, national, and international sales campaigns within the training/simulation market.  He is a graduate of The University of Colorado, earning a B.A. degree in economics, with an emphasis in international marketing.  Before joining our company, Mr. Kitchen was vice-president of international sales for Interactive Training, Inc. (“IES”).

Tom Milks, age 43, serves as our vice-president of advertising and promotion sales.  Previously, Mr. Milks ran the North American operations office of Virtuality, a virtual reality company.  Before joining our company, he was the Western United States sales director for BitFlash, a graphic technology company, based in Ottawa, Ontario, Canada.

Jerry Long, age 57, serves as our director of training.  Mr. Long is a Viet Nam veteran, serving as a gunners mate on river patrol boats in the Mekong Delta.  After four years in the U.S. Navy, he left the service and became a police officer in Virginia, serving as investigator, forensic technician, K-9 officer, SWAT team member, firearms instructor, patrol sergeant, and police academy instructor.  In 1980, he returned to the military (U.S. Army), and retired in 1996 as a senior counterintelligence agent.  From 1998 until 2001, he was a co-owner of SRS, LLC, and Advance Technology Marketing, LLC, of Houston, Texas, both of which were involved with life, health, long-term care, and annuity insurance products. He holds a degree in criminal justice from Lord Fairfax Community College in Middle Town, Virginia, and has completed numerous military and law enforcement courses, including advanced counterintelligence, counterinsurgency, hostage situations and negotiations, advanced law enforcement rapid response team training, and foreign weapons training. He also holds NASD general securities (series 7) and Texas insurance licenses.

Steve Haag, age 44, serves as our vice-president of investor relations.  Mr. Haag received his bachelors degree in psychology, with a minor in organizational behavior, from Webster University in 1993, and his bachelors degree in education from the University of Missouri-St. Louis in 1999.  Before joining us, he was employed at Connect Computer Group, Inc., the firm which was largely responsible for the development of our kiosk and computer systems.

Matt Burlend, age 30, serves as vice-president of production and senior engineer.  Prior to his employment with the former Ferris Productions, Mr. Burlend was employed from 1996 until 1999 at Panduit Corporation, a designer of automated production equipment, as a machine design engineer.  Mr. Burlend holds a mechanical engineering degree from Olivet Nazarene University.

Jeff Anderson, age 45, serves on a contract basis as our tactical training coordinator.  Mr. Anderson is a highly-decorated former member of the U.S. Army Airborne, with over 25 combined years’ military and civilian law enforcement experience.  Most recently, he taught personnel security detachment (PSD) techniques to pre-deployment members of the U.S. Marine Corps.

Executive Compensation

Summary Compensation Table

This summary compensation table shows certain compensation information for services rendered in all capacities during each of the prior three fiscal years.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/SARs
L. Kelly Jones, chief executive officer and chairman of the board of directors	2004	$105,000	-	-	$310,000	$0.00 (1)
	2003	$20,000	-	-	-	-
	2002	-	-	-	-	-
Bob Ferris, president and director	2004	$90,000	-	-	-	$0.00 (2)
	2003	$60,000		-	-	-
	2002	$60,000	-	-	-	-
L. Andrew Wells, director	2004	-	-		$310,000
	2003	-	-	-	-
	2002	-	-	-	-
Kimberly Biggs, secretary and treasurer	2004	$30,000	-	-
	2003	$16,500	-	-	-
	2002	$7,500	-	-	-	$0.00 (3)
Michael Kitchen, executive vice-president of training and simulation sales	2004	$99,000	-	-		$4,000 (4)
	2003	$33,000	-	-	-

(1)  These options, incentive in nature, provide that Mr. Jones may purchase (i) 2,000,000 common shares at a strike price of $0.31, subject to the condition precedent that we successfully convert 85% of our leaseholder/shareholder promissory note indebtedness to equity upon terms acceptable to our board of directors, (ii) 1,000,000 common shares at a strike price of $0.31, subject to the condition precedent that the we experience our first profitable quarter, and (iii) 1,000,000 common shares at par value, subject to the condition precedent that the company experience a positive shareholders’ equity, such options to vest ratably in the four successive quarters after such event.  These incentive stock options were granted to Mr. Jones by our board of directors (Mr. Jones abstaining) on November 1, 2004.  The options contained in subparagraphs (i) and (ii) vested as of December 31, 2004.

(2)  These options, incentive in nature, provide that Mr. Ferris may purchase 1,000,000 common shares at a strike price of $0,31, subject to the condition precedent that we experience our first profitable quarter.  These incentive options were granted to Mr. Ferris by our board of directors (Mr. Ferris abstaining) on November 1, 2004.  The options vested as of December 31, 2004.

(3)  These options were issued under the 2000 Incentive Stock Option Plan, discussed below.

(4) These options, incentive in nature and executed in connection with his employment contract, provide that Mr. Kitchen may purchase 1,000,000 common shares over a three-year period at a strike price of $0.10, subject to certain sales goals being achieved over that time period.  As of December 31, 2004, options to purchase 200,000 shares of common stock became vested and exercisable,  These options expire five years from the date they become vested.

The following table sets forth certain information concerning the number and value of stock options granted in the last fiscal year to the individuals named above in the summary compensation table:

Name	Options Granted	% Of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
L. Kelly Jones	3,000,000	60%	$0.31	10/30/09
L. Kelly Jones	1,000,000	20%	$0.005	10/30/09
Bob Ferris	1,000,000	20%	$0.31	10/30/09

 2000 Incentive Stock Option Plan

In February, 2000, the board of directors adopted, and a majority of the shareholders approved, our 2000 Incentive Stock Option Plan, subject to approval of shareholders at the next annual meeting.  The purpose of the plan is to enable us to attract, retain and motivate key employees who are important to the success and growth of our business, and to create a long-term mutuality of interest between our shareholders and those key employees by granting them options to purchase our common stock.  Options granted under the plan may be either incentive stock options or non-statutory options. The plan is to be administered either directly by the board, or by a committee consisting of two or more outside directors (the "Committee").  Under the plan, options may be granted to our key employees. The option price is to be fixed by the Committee at the time the option is granted.  If the option is intended to be an incentive stock option, the purchase price is to be not less than 100% of the fair market value of the common stock at the time the option is granted, or, if the person to whom the option is granted is the owner of 10% or more of our common stock, 110% of such fair market value.  The Committee is to specify when and on what terms the options granted to key employees are to become exercisable.  However, no option may be exercisable after the expiration of ten years from the date of grant or five years from the date of grant in the case of incentive stock options granted to a holder of ten percent or more of our common stock.  In the case of incentive stock options, the aggregate fair market value of the shares with respect to which the options are exercisable for the first time during any calendar year may not exceed $100,000 unless this limitation has ceased to be in effect under Section 422 of the Internal Revenue code.  If there is a change of control of our company, all outstanding options become immediately exercisable in full.  In the event of an employee's death, or following the employee's retirement at or after age 65 or before age 65 with the consent of the Committee, outstanding options may be exercised for a period of one year from the applicable date of death or retirement.  If the employee's employment is terminated for reasons other than death or retirement, the options remain exercisable for a period of three months after such termination unless termination was for cause, in which case all outstanding options are immediately canceled.  1,500,000 shares of common stock were initially authorized for issuance under the plan.  Under the plan, eligible individuals may, at the discretion of the Committee, be granted options to purchase shares of common stock.  However, no eligible individuals may be granted options for more than 500,000 shares in any calendar year.  The option price and number of shares covered by an option will be adjusted proportionately in the event of a stock split, stock dividend, etc., and the Committee is authorized to make other adjustments to take into consideration any other event which it determines to be appropriate to avoid distortion of the operation of the plan. In the event of a merger or consolidation, option holders will be entitled to acquire the number and class of shares of the surviving corporation which they would have been entitled to receive after the merger or consolidation if they had been the holders of the number of shares covered by the options.  If we are not the surviving entity in a merger and consolidation, the Committee may in its discretion terminate all outstanding options, and in that event option holders will have 20 days from the time they received notice of termination to exercise all their outstanding options.  The plan terminates ten years from its effective date unless terminated earlier by the board of directors or the shareholders.  Proceeds of the sale of shares subject to options under the plan are to be added to our general funds and used for its general corporate purposes.

On September 21, 2001, our shareholders approved the 2000 Incentive Stock Option Plan, and increased the shares authorized for the plan from 1,500,000 to 6,000,000.

In May of 2002, options for 150,000 shares under the plan, at an option price of $0.21, were granted to our corporate secretary and our then-current vice-president of operations.  The former vice-president of operations has exercised his options.

In February of 2005, options for 1,700,000 shares under the plan, at an option price of $0.30, were granted to our vice-president of production and senior engineer; our vice-president of advertising/promotion; our vice-president of investor relations; our director of training; our corporate secretary; our senior engineer; our senior graphics designer; our videographer; and our graphic artist.

Compensation of Directors

No director receives or has received any compensation from us for serving on the board of directors.

Principal Shareholders

The following table shows, as of March 25, 2005, information about equity securities we believe to be owned of record or beneficially by

•             each of our directors;

•             each person who owns beneficially more than 5% of any class of our outstanding equity securities; and

•             all of our directors and executive officers as a group.

Shareholders' Name and Address	Number of Shares Owned	Percent
L. Kelly Jones 440 North Center Arlington, Texas 76011	7,088,752 (1)	11.10% (2)
Bob Ferris 1941 South Brighton Circle Mesa, Arizona 85208	6,060,240 (3)	9.80% (2)
L. Andrew Wells 1011 Compass Cove Circle Spring, Texas 77379	3,530,120	5.80% (2)
Kimberly Biggs 2414 Green Willow Court Arlington, Texas 76001	42,460	*
all officers and directors as a group (4 persons)	16,721,572 (1)(2)	25.78% (2)

* less than 1%.

(1) includes incentive conditional options to purchase 3,000,000 shares of our common stock for $930,000, which are exercisable within 60 days.

(2) based on 60,859,064 shares outstanding.

(3) includes incentive conditional options to purchase 1,000,000 shares of our common stock for $310,000, which are exercisable within 60 days.

The beneficial owners of securities listed above have sole investment and voting power with respect to such shares.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Certain Transactions

Mr. Jones, our chief executive officer, is also president of Jones & Cannon, a Texas professional corporation, which has provided legal services to us and which may continue to provide legal services to us in the future, and which rents our executive offices to us.  We currently owe Jones & Cannon more than $330,578 for legal services rendered.  Jones & Cannon had also been providing the limited amount of executive office space we require, and some clerical and other services required for our operations without charge until June 5, 2000, under an oral agreement with Mr. Jones.  We became obligated to pay Jones & Cannon $1500 per month for this office space effective June 15, 2000, and we currently owe Jones & Cannon $72,750 in past due rent.

Mr. Ferris, our president, is the owner of Ferris Holdings, L.L.C., which is the landlord on the lease for our engineering, technical, and production facilities in Phoenix, Arizona.  On December 31, 2004, we adopted FASB Interpretation No. 46R (FIN 46R), “Consolidation of Variable Interest Entities (Revised)”.  This accounting change added assets and liabilities to the balance sheet as of that date resulting from the consolidation of Ferris Holdings, L.L.C., into our financial statements.  Ferris Holdings, L.L.C. is an entity 100% owned by Mr. Ferris, and the entity’s only asset is the land and building in Phoenix, Arizona, which we currently lease.  Since we also guarantee the debt related to this property, we have an implicit variable interest in this entity.  This accounting change resulted in $827,263 of additional property and equipment, net of accumulated depreciation, a $67,885 reduction in note receivable from a related party, and $805,856 of additional notes payable, but did not require an adjustment to earnings and is not expected to affect future earnings or cash flows.  The accounting change did result in a loss of $(46,478), which is reported as a “Cumulative effect of accounting change” in the accompanying statement of operations.

In December, 1997, we agreed to redeem at par value an aggregate of 1,505,399 shares of the common stock held by the ten former shareholders of First Brewery of Dallas, Inc., a company we acquired in April, 1997.  The aggregate redemption price was $7,527.  That redemption was to have occurred no later than March 31, 1998.  However, we did not have sufficient funds to honor this commitment and are currently in default under the agreement as to a few of these shareholders.  Mr. Jones and Ms. Biggs were among those whose shares were to have been redeemed.  In February, 2000, we and Mr. Jones agreed that the shares that were to have been redeemed from Mr. Jones would not be redeemed.  In September of 2004, we and Ms. Biggs agreed that the shares that were to have been redeemed from Ms. Biggs would not be redeemed.  In February, 2002, we completed the redemption of 287,531 of these shares from one shareholder, and those shares when received were canceled.  In December, 2004, and January, 2005, we completed the redemption of 67,743 and 34,624 of these shares from two shareholders.  Demand has been made upon the remaining four shareholders for 371,834 shares, and we expect to complete the redemption of those remaining shares during the second quarter of 2005.

During the period from July, 1997 through May, 1998, Mr. Jones, our chairman of the board and chief executive officer, lent us an aggregate of $90,000 for use as operating capital.  Of this amount, $65,000 was subsequently eliminated when Mr. Jones accepted in full satisfaction of that debt certain equipment securing bank debt which Mr. Jones had guaranteed, leaving a balance of $25,000.  This indebtedness was evidenced by an unsecured demand promissory note at an annual interest rate of 12 % per annum.  During the period from November, 2000 through December, 2001, Mr. Jones lent us an aggregate of $81,000 for use as operating capital, for a total indebtedness of $106,000.  This $81,000 indebtedness was evidenced by unsecured promissory notes without interest.  All of this indebtedness was converted to 151,200 common shares, contractually “locked up” until as long as June of 2006, as part of our debt conversion plan approved on December 13, 2004.

Legal Proceedings

On May 8, 2003, we filed a declaratory judgment lawsuit in the 348th state district court of Tarrant County, Texas against Legg Mason Wood Walker Incorporated and the Depository & Clearing Corporation, now pending as cause number 348-198792-03.  In this suit, we refer to the district court’s prior ruling that our cancellation of shares of the company’s common stock formerly in the name of William E. K. Hathaway II c/o Olympic Holdings, L.L.C. was proper, and in this suit we seek a further judicial determination that Hathaway’s subsequent endorsement of his certificate to these companies was ineffective, as the certificate was no longer genuine and could not be registered, and, further due to other alleged irregularities, resulting in our having no liability to these companies.  We subsequently dismissed Depository and Clearing Corporation from the lawsuit without prejudice.  On July 2, 2003, Legg Mason counterclaimed against us for the sum of $277,855, representing the costs Legg Mason endured when required to purchase 700,000 shares of our stock on the open market to cover its short position resulting from our transfer agent’s confiscation of the certificate originally issued to Mr. Hathaway.  On March 16, 2005, the court granted Legg Mason’s motion for summary judgment, and entered judgment in favor of Legg Mason against us for $277,855.  We have filed a motion for new trial, and, if denied, we will appeal the decision to the Fifth Circuit Court of Appeals.

On December 3, 2003, suit was filed against us in the 61st Judicial District Court of Harris County, Texas, in cause number 2003-65857, styled Gloria Howden v. VirTra Systems, Inc., seeking payment of the sum of $240,000 in equipment leases allegedly entered into by Ms. Howden with the former Ferris Productions, Inc. in 2001.  We have contested the allegations.  The case has been referred to mediation, to be held in March of 2005.

On December 4, 2003, former director and shareholder, John F. Aleckner, Jr., and his wife Barbara, demanded immediate payment of $274,500.00 in demand promissory notes we had previously executed.  We filed suit against the Aleckners on January 14, 2004, in the 348th Judicial District Court of Tarrant County, Texas, in case number 348-203761-04, styled VirTra Systems, Inc. v. John F. Aleckner, Jr. and Barbara H. Aleckner.  This lawsuit seeks cancellation of 2,191,694 shares of our common stock issued as consideration for such promissory notes, claiming illegal usury under Texas law.  Further, we further seek cancellation/forfeiture of these promissory notes, as the alleged usury allegedly exceeds more than twice the lawful rate of interest under Texas law. We intend to aggressively prosecute this litigation, which is currently in the pre-trial discovery stage.  Mr. Aleckner has counterclaimed against us and our chief executive officer, L. Kelly Jones, for fraud, negligence, and negligent misrepresentation.  All parties have filed motions for summary judgment. Our and Mr. Aleckner’s motions were denied, and Ms. Aleckner’s subsequently argued, is under advisement.  The case has been referred to mediation.

On January 20, 2004, we filed suit against VR Films, Inc., a Nevada corporation, and its officers John F. Aleckner, Jr. and Lance Loesberg, former directors and officers of our company, for its announced intent to compete with us, its allegedly improper contact with our customers, and for breach of contract, misappropriation, conversion, breach of fiduciary duty, unfair competition, and we are seeking punitive damages.  VR Films has counterclaimed against us, seeking an unspecified amount of damages, and has brought suit against our chief executive officer and president, L. Kelly Jones, and Bob Ferris, respectively, claiming fraud.  We intend to aggressively prosecute this lawsuit in order to protect our corporate opportunities, trade secrets, proprietary subject matter, and confidential business information.  The case is currently in the pre-trial discovery phase.

On July 2, 2004, suit was filed against president Bob Ferris and his wife, Nichieli, by VR Films, Inc. for breach of contract.  The lawsuit is currently pending in the federal district court in Phoenix, cause number CV04-

1361PHXSMM.  We intend to aggressively defend this litigation which is currently in the pre-trial discovery stage.  Per agreement of the parties and order of the court, this case has been held in abeyance pending resolution of our Texas lawsuit against VR Films, Inc.

On February 6, 2004, suit was filed against us in County Court at Law No. 4 of Harris County, Texas, in cause number 810288, styled Barbara Nedry v. VirTra Systems, Inc., seeking payment of the principal sum of $6,000, plus accrued interest, in equipment leases allegedly entered into by Ms. Nedry with the former Ferris Productions, Inc. in 2001.  We have contested the allegations.  The case is currently in the pre-trial discovery phase.

On May 13, 2004, suit was filed against us in the federal district court of South Carolina, in cause number 04CP402455, styled Garland and Leota Slagle v. VirTra Systems, Inc., seeking payment of the principal sum of $90,000, plus accrued interest, in equipment leases allegedly entered into by the Slagles with the former Ferris Productions, Inc. in 2001. We have contested the allegations.  The parties are currently in settlement discussions.

On December 30, 2004, suit was filed against us in the federal district court of North Carolina, in cause number 4:04-CV-199-H2, styled Edward and Linda Strickland v. VirTra Systems, Inc., seeking payment in the principal sum of $72,000, plus accrued interest, in equipment leases allegedly entered into by Mr. Strickland with the former Ferris Productions, Inc. 2001.  We have contested the allegations.  The parties are currently in settlement discussions.

Description of Securities

Our articles of incorporation authorize us to issue 100 million shares of common stock, of a par value of $.005 per share, and 2,000,000 shares of preferred stock, par value $0.005 per share.  As of March 28, 2005, 60,859,064 shares of common stock were issued and outstanding, and no preferred stock had been issued.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders.  Holders of common stock have no cumulative voting rights.  Holders of shares of common stock are entitled to share ratably in any dividends that may be declared, from time to time by the board of directors in its discretion, from funds legally available for dividends.  If we are liquidated, dissolved or wound up, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  Holders of common stock have no preemptive rights to purchase our common stock.  There are no conversion rights or redemption or sinking fund provisions for the common stock.

Our common stock is covered by the Securities and Exchange Commission's penny stock rules.  These rules include a rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale.  The rule may affect the ability of broker-dealers to sell our securities and may also affect the availability ability of purchasers of our stock to sell their shares in the secondary market.  It may also cause fewer brokers to be willing to make a market in our common stock and it may affect the level of news coverage we receive.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock with such voting rights, designations, preferences, limitations, and relative rights as the board of directors may determine.  Although we have no current plans to issue any shares of preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.  In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock, or limit the price investors might be willing to pay in the future for shares of our common stock.

We believe the preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs that might arise.  Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders' meeting.  The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by shareholders, unless action by shareholders is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Convertible Promissory Notes/Promissory Notes

We have outstanding $10,000 in principal amount of our convertible promissory notes.  These notes bear interest at the rate of 12 percent per annum, call for monthly payments of interest, and matured May 10, 1998.  The holder has a non-assignable option to purchase 7,500 shares of common stock at par value.  Alternatively, the holder has the right to convert his convertible promissory note at the rate of 1.25 shares of common stock for each $1.00 in principal amount of notes.  No option has been exercised, the note has not been converted, and we believe payment of this note is now barred by the applicable statute of limitations.

We have outstanding $274,500 in principal amount of promissory notes due to John F. Aleckner, Jr., a former director, payable upon demand without interest.  This note is the subject of litigation, under which we are seeking cancellation of this indebtedness. See “Legal Proceedin.”

We have outstanding $10,000 in principal amount of promissory notes payable to another shareholder, which is in default.  This note provides for an initial issuance of shares of common stock in lieu of interest, all of which have been issued. Accordingly, no additional interest is accruing on these notes.  We believe payment of this note is now barred by the applicable statute of limitations.

 Warrants

There are outstanding warrants in favor of Dutchess to purchase 750,000 shares of our common stock at a strike price equal to the lesser of a) $0.33 per share, or b) 80% of the lowest closing bid price during the five trading days prior to exercise of the warrants.  These warrants were issued to the debenture holders on February 25, 2005, and they expire on February 25, 2008.  The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities.

We also have outstanding to Dutchess, in connection with convertible debentures issued in 2002 (and subsequently repaid), warrants to purchase 500,000 shares of our common stock at a strike price pf $0.71 per share.  The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities.

We also have outstanding 496,703 warrants, which we are contesting, issued to Swartz Private Equity L. P. in connection with an earlier equity line having terms as follows:

•             245,000 shares at $0.625 per share expiring April 14, 2005;

•             245,000 shares at $1.00 per share expiring April 14, 2005;

•             3,933 shares at $0.418 expiring October 26, 2005;

•             1,694 shares at $0.15 expiring January 2, 2006; and

•             1,076 shares at $0.275 expiring March 8, 2006.

Convertible Debentures

On February 25, 2005 we issued to Dutchess $500,000 worth of convertible debentures, and within a few days after this registration statement is filed we expect to issue an additional $250,000 worth of these convertible debentures. These debentures:

•             are subordinate as to any amounts we may borrow from banks or similar financial institutions,

•             pay an eight percent cumulative interest, payable monthly, in cash or in common stock of the company at the debenture holder’s option,

•             are convertible by the holder into shares of common stock of the company at any time,

•             convert automatically three years after issuance,

•             are convertible at the lesser of (a) $0.33, (b) 80 % of lowest closing bid price as reported by Bloomberg, during the 15 full trading days prior to the date of conversion,

•             are redeemable by the company at any time within 90 days after the date of issuance on ten days written notice at 130 % of the principal amount being redeemed, and

•             require the registration of the shares of common stock into which the debentures may be converted.  The registration statement accompanying this prospectus will register such shares upon effectiveness.

Of the 25,625,000 shares of common stock covered by this prospectus, 6,800,000 are registered to possibly underlie the $750,000 worth of convertible debentures.  Because of the uncertainty of the future market price of our common stock, it is possible that:

•             none of these shares would be issued should we redeem the convertible debentures by the 90th day following the issuance of the debentures;

•             fewer than 6,800,000 shares would be issuable should the convertible debentures be converted; and

•             more than 6,800,000 shares would be issuable should the lowest closing bid price of our common stock be less than $0.11 per share during the 15 trading days prior to conversion of the convertible debentures.

Should fewer than 6,800,000 shares be required, we will deregister the unneeded shares.  Should more than 6,800,000 be required, we will file a new registration statement and amend this prospectus to add the additional needed shares of common stock.

Anti-takeover Provisions

Under our articles of incorporation, a change in our bylaws requires the affirmative vote of not less than a majority of our "Continuing Directors."  A Continuing Director is a member of the board who is not and who was a member of the board of directors immediately before the time the 10% or more holder became the beneficial owner of 10% or more of that voting stock.  The articles of incorporation also require that shareholder votes be taken only at a meeting, and prohibit action by written consent.

In addition, we may not effect a "Business Combination" in which an affiliate or associate of a holder of 10% or more of our voting stock has an interest without the vote of at least 80% of our voting stock (voting as a single class), including the vote of not less than 50% of the outstanding shares of voting stock not beneficially owned by the 10% holder or its affiliates or associates.  The additional voting requirements described in this paragraph does not apply if the board of directors by a vote of not less than a majority of the continuing directors then holding office expressly approves in advance the acquisition of shares that resulted in the 10% holder's becoming such, or approves the business combination before the related person became a related person.  Those requirements also do not apply if, among other things,

•             that the cash or fair market value of property received by holders in the Business Combination is not less than the highest price per share paid by the related person in acquiring any of its shares, and the related person does not receive the benefit of any loans, advances, guarantees or other financial assistance or tax advantages provided by us except proportionately as a shareholder, and

•             the transaction be covered by a fairness opinion of a reputable investment banking firm if deemed advisable by a majority of the Continuing Directors.

The term "Business Combination" includes, among other things:

•             a merger, consolidation, or share exchange involving us or a subsidiary,

•             a sale, mortgage, or other disposition of a substantial part of the our assets,

•             issuance of additional securities, a reclassification which would increase the voting power of a related person, or our liquidation or dissolution.

These provisions might discourage an unsolicited acquisition proposal that could be favorable to shareholders.  They could also discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock, or limit the price investors might be willing to pay in the future for shares of our common stock.

We are also subject to Article 13 of the Texas Business Corporation Act.  That article prohibits us from engaging in a business combination with an affiliated shareholder, generally defined as a person holding 20% or more our outstanding voting stock, during the three-year period immediately following the affiliated shareholder's share acquisition date, unless the business combination or acquisition by the affiliated shareholder was approved by:

•             our board of directors before the affiliated shareholder's share acquisition date, or

•             two-thirds of the holders of our outstanding voting shares not beneficially owned by the affiliated shareholder at a meeting of shareholders and not by written consent, called for that purpose not less than six months after the affiliated shareholder's share acquisition date.

Transfer Agent.

Continental Stock Transfer, Inc. of New York, New York, is our transfer agent.

Legal Matters

 The legality of the securities offered hereby has been passed upon by Raice, Paykin, Greenblatt, Lesser & Krieg LLP, New York, New York.

Experts

Our balance sheet as of December 31, 2004, and the statements of our operations, shareholders' equity, and cash flows for the years ended December 31, 2004 and 2003, have been included in this prospectus in reliance on the report, which includes an explanatory paragraph on our ability to continue as a going concern, of Ham, Langston, & Brezina, certified public accountants, given on the authority of that firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission.  Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.  You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act covering the sale of the securities offered under this prospectus.  This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement.  Certain items of the registration statement are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance where reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, statements about the document are qualified in all respects by that reference and the exhibits and schedules to the exhibits.  For further information regarding VirTra Systems and the securities offered under this prospectus, we refer you to the registration statement and those exhibits and schedules, which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

Financial Statements

VIRTRA SYSTEMS, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders ofVirTra Systems, Inc.

We have audited the accompanying balance sheet of VirTra Systems, Inc. (the “Company”) as of December 31, 2004, and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2004 and 2003.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VirTra Systems, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and at December 31, 2004 is in a negative working capital position and a stockholders’ deficit position.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 3 to the financial statements, in 2004 the Company changed its method of accounting for variable interest entities.

Ham, Langston & Brezina, LLP

Houston, Texas

March 15, 2005

VIRTRA SYSTEMS, INC.

BALANCE SHEETDecember 31, 2004

ASSETS

Current assets:
Cash and cash equivalents	$ 160,566
Accounts receivable	9,430
Costs and estimated earnings in excess of billings on uncompleted contracts	51,830

Total current assets	221,826

Property and equipment, net	1,034,917
Capitalized development cost, net	196,223

Total assets	$1,452,966

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Notes payable	$1,349,700
Obligations under product financing arrangements	819,900
Notes payable-stockholders	294,500
Accounts payable	1,038,870
Accrued liabilities	1,189,194

Total current liabilities	4,692,164

Redeemable common stock, 406,458 shares at $.005 par value	2,032

Commitments and contingencies

Stockholders’ deficit:
Common stock, $.005 par value, 100,000,000 shares authorized, 60,438,152 shares issued and outstanding	302,191
Additional paid-in capital	8,210,395
Accumulated deficit	(11,753,816)

Total stockholders’ deficit	(3,241,230)

Total liabilities and stockholders’ deficit	$1,452,966

See accompanying notes to financial statements.

VIRTRA SYSTEMS, INC.

STATEMENT OF OPERATIONS

for the years ended December 31, 2004 and 2003

__________

	2004	2003

Revenue:
Custom applications
Training/simulation	$986,816	$142,260
Advertising/promotion	296,864	813,170
Other	44,500	29,060

Total revenue	1,328,180	984,490

Cost of sales and services	860,065	656,803

Gross margin	468,115	327,687

General and administrative expenses	2,820,650	916,302

Loss from operations	(2,352,535)	(588,615)

Other income (expenses):
Forgiveness of debt income	4,922,500	-
Interest income	16	-
Interest expense and finance charges	(957,912)	(950,682)
Other income	500	2,628

Total other income (expenses)	3,965,104	(948,054)

Net income (loss) from continuing operations	1,612,569	(1,536,669)

Income (loss) from discontinued operations	-	(53,453)

Net income (loss) before accounting change	1,612,569	(1,590,122)

Cumulative effect of accounting change	(46,478)	-

Net income (loss)	$ 1,566,091	$(1,590,122)

Weighted average shares outstanding - basic	51,675,342	42,415,964

Weighted average shares outstanding - diluted	52,450,576	42,415,964

Basic net income (loss) per share:
Net income (loss) per share before accounting change and discontinued
operations	$ 0.03	$ (0.04)
Cumulative effect of accounting change	(0.00)	-
Income (loss) from discontinued operations	-	(0.00)

Net income (loss) per share	$ 0.03	$ (0.04)

Diluted net income (loss) per share:
Net income (loss) per share before accounting change and discontinued
operations	$ 0.03	$ (0.04)
Cumulative effect of accounting change	(0.00)	-
Income (loss) from discontinued operations	-	(0.00)

Net income (loss) per share	$ 0.03	$ (0.04)

See accompanying notes to financial statements.

VIRTRA SYSTEMS, INC.

STATEMENT OF CASH FLOWS

for the years ended December 31, 2004 and 2003

__________

	2004	2003
Cash flows from operating activities:
Net income (loss)	$ 1,566,091	$(1,590,122)
Loss from discontinued operations	-	53,453

Net income (loss) from continuing operations	1,566,091	(1,536,669)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	100,465	106,768
Accrued cost of product financing arrangements and amortization of debt issuance costs	656,019	804,665
Cumulative effect of accounting change	46,478	-
Forgiveness of debt income	(4,922,500)	-
Gain on sale of assets	(500)	(2,628)
Bad debt expense	148,821	-
Common stock and options issued for services	633,900	70,000
Common stock issued for interest and finance charges	-	7,786
Changes in operating assets and liabilities:
Accounts receivable and other	80,423	(68,245)
Costs and estimated earnings in excess of billings	24,770	(135,758)
Accounts payable	249,641	(83,269)
Accrued liabilities and other	538,309	7,912

Net cash used in operating activities	(878,083)	(829,438)

Cash flows from investing activities:
Capital expenditures	(83,754)	(98,819)
Proceeds from sale of assets	500	120,000
Increase in capitalized development costs	(196,223)	-
Common stock redeemed	(339)	-

Net cash provided by (used in) investing activities	(279,816)	21,181

Cash flows from financing activities:
Proceeds from issuance of notes payable	277,500	35,000
Proceeds from issuance of common stock	1,238,421	1,025,715
Payments on notes payable	(278,326)	(145,602)
Payments on convertible debentures	-	(103,664)

Net cash provided by financing activities	1,237,595	811,449

Net cash provided by (used in) discontinued operations	-	(20,764)

Increase (decrease) in cash and cash equivalents	79,696	(17,572)

Cash and cash equivalents, beginning of year	80,870	98,442

Cash and cash equivalents, end of year	$ 160,566	$ 80,870

Supplemental disclosure of cash flow information:

Cash paid for interest expense	$ 36,407	$ 62,974

Cash paid for income taxes	$ -	$ -

Non-cash investing and financing activity:
Common stock issued upon conversion of debentures	$ -	$ 204,598

Common stock issued as settlement of accounts payable	$ 48,526	$ -

Addition to note payable for late payment penalty	$ 6,938	$ -

Common stock issued in exchange for notes payable, obligations under
product financing arrangements and accrued interest payable	$2,174,336	$ -

Cancellation of redeemable common stock	$ 83	$ -

See accompanying notes to financial statements.

VIRTRA SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

for the years ended December 31, 2004 and 2003

__________

	Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total

Balance at December 31, 2002	37,331,448	$ 186,658	$2,922,833	$(11,729,785)	$(8,620,294)

Common stock issued upon conversion of debentures	2,710,600	13,553	191,045	-	204,598

Common stock issued for payment of interest	106,232	531	7,255	-	7,786

Common stock issued for cash	7,420,348	37,101	988,614	-	1,025,715

Common stock issued for services	1,000,000	5,000	65,000	-	70,000

Net loss	-	-	-	(1,590,122)	(1,590,122)

Balance at December 31, 2003	48,568,628	242,843	4,174,747	(13,319,907)	(8,902,317)

Common stock issued for services	2,030,000	10,150	619,750	-	629,900

Common stock issued as settlement of
accounts payable	225,000	1,125	47,131	-	48,256

Common stock issued for cash	4,294,707	21,474	1,216,947	-	1,238,421

Common stock issued in debt exchange	5,303,258	26,516	2,147,820	-	2,174,336

Effect of stock options vesting	-	-	4,000	-	4,000

Cancellation of redeemable common
stock	16,559	83	-	-	83

Net income	-	-	-	1,566,091	1,566,091

Balance at December 31, 2004	60,438,152	$ 302,191	$8,210,395	$(11,753,816)	$(3,241,230)

See accompanying notes to financial statements.

VIRTRA SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

__________

1.            Background and Summary of Significant Accounting Policies

Background

GameCom, Inc. (“GameCom”), a Texas corporation, was founded in 1996.  Effective September 21, 2001 GameCom merged with Ferris Productions, Inc. (“Ferris”) (together “the Company”) and the Company changed its name to VirTra Systems, Inc. (“VirTra”).  The Company is headquartered in Arlington, Texas, with a production facility located in Phoenix, Arizona.  The Company develops, manufactures and operates technically advanced personal computer and non-personal computer based products including virtual reality (“VR”) products for the training/simulation and advertising/promotion markets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and related disclosures.  Actual results could differ from those estimates.

Revenue Recognition

Revenue from custom application contracts are recognized on a percentage-of-completion basis, measured by the percentage of costs incurred to date to total estimated costs for each contract.  Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs.  General and administrative costs are charged to expense as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.  Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.  An amount equal to contract costs attributable to claims is included in operations when realization is probable and the amount can be reliably estimated.

Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized in excess of amounts billed.  Billings in excess of costs and estimated earnings on uncompleted contracts represent amounts billed in excess of revenue recognized.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable.

The Company maintains its cash in well known banks selected based upon management’s assessment of the banks’ financial stability.  Balances periodically exceed the $100,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits.

Accounts receivable generally arise from sales of equipment and services to various companies throughout the world.  Collateral is generally not required for credit granted.  During the years ended December 31, 2004 and 2003 the Company had three and two customers representing 85% and 72% of its custom application revenue, respectively.  Included in accounts receivable at December 31, 2004 is $9,230 or 98% due from these three customers.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost.  Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.  Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized.  Expenditures for normal repairs and maintenance are charged to expense as incurred.  The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Capitalized Development Costs

Capitalized development costs  consist of direct costs incurred in developing proprietary technology exclusively used in its products and costs incurred in obtaining a patent on such technology.  The intangible assets are being amortized on a straight-line basis over a five-year period.  As of December 31, 2004, accumulated amortization of these intangible assets is $120,948.  During the years ended December 31, 2004 and 2003, the Company recorded amortization expense of $18,133 and $18,128, respectively.  During the year ended December 31, 2004 the Company capitalized $196,223 of additional development costs.

Debt Issuance Costs

Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

Shipping and Delivery Costs

The cost of shipping and delivery is charged directly to cost of sales and service at the time of shipment.

Income Taxes

The Company uses the liability method of accounting for income taxes.  Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end.  The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

Income (Loss) Per Share

Basic income (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period.  Diluted income (loss) per share is calculated by adjusting the outstanding shares by common equivalent shares from common stock options and warrants.

Stock-Based Compensation

The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”.  The Company provides disclosure in accordance with the disclosure-only provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation”.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset or the asset’s estimated fair value to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow is required.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value.  When the book value approximates fair value, no additional disclosure is made.

Comprehensive Income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”.  Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments.  The Company’s financial statements include none of the additional elements that affect comprehensive income.  Accordingly, comprehensive income and net income are identical.

Reclassification

Certain amounts reported in the prior period financial statements have been reclassified to the current period presentation.

Recently Issued Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.  The adoption of SFAS No. 146 did not have a significant impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation”, which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock based employee compensation.  It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock based employee compensation.  Finally, SFAS No. 148 amends APB Opinion No. 28, “Interim Financial Reporting”, to require disclosure of those effects in interim financial statements.  SFAS No. 148 is effective for fiscal years ended after December 15, 2002.  The adoption of SFAS No. 148 did not have a significant impact on the Company’s financial reporting.

In April 2003, the FASB issued SFAS No. 149, Amendment to Statement No. 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances detailed in the statement, and hedging relationships designated after June 30, 2003. Except as otherwise stated in SFAS No. 149, all provisions should be applied prospectively. The adoption of this statement did not have a material effect on the Company’s financial condition or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 is effective at the beginning of the first interim period beginning after June 15, 2003. The Statement requires that a financial instrument which falls within the scope of the statement to be classified and measured as a liability. The following financial instruments are required to be classified as liabilities: (1) shares that are mandatorily redeemable, (2) an obligation to repurchase the issuer’s equity shares or one indexed to such an obligation and that requires or may require settlement by transferring assets and (3) the embodiment of an unconditional obligation that the issuer may or may not settle by issuing a variable number of equity shares if, at inception, the monetary value of the obligation is based on certain measurements defined in the statement. The adoption of this statement did not have a material effect on the Company’s financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”.  In December 2003, the FASB issued a revision to FIN 46 (FIN 46R).  FIN 46R clarifies the application of ARB No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders.  FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity.  The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.  Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions.  FIN 46R deferred the effective date of the Interpretation for public companies that are small business issuers to the end of the first reporting period ending after December 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered “special-purpose entities” in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. FIN 46R requires entities to either (a) record the effects prospectively with a cumulative effect adjustment as of the date on which FIN 46R is first applied, or (b) restate previously issued financial statements for the years with a cumulative effect adjustment as of the beginning of the first year being restated.  The Company did not have any special purpose entities but does have an entity that qualifies as a variable interest entity under FIN 46R (See Note 3).

In December 2004, FASB issued SFAS No. 123R, “Share Based Payments”.  The statement requires public companies to measure the cost of employee services in exchange for an award of equity instruments to be based on the grant-date fair value of the award as determined by using an option-pricing model.  This statement eliminates the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in Statement No. 123 as originally issued.  The statement also clarifies and expands Statement No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods.  For entities that file as a small business issuer, the effective date of this statement is the beginning of the first interim or annual reporting period that begins after December 15, 2005.  The Company is currently reviewing the impact on its financial statements of implementing this Statement.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”.  The new Statement amends ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material.  This Statement requires that those items be recognized as current period charges and requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities.  This Statement is effective for fiscal years beginning after June 15, 2005.  The adoption of this statement is not expected to have a material impact on the Company’s financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”.  SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005.  The Company’s adoption of SFAS No. 153 is not expected to have a material impact on its financial position or results of operations.

2.            Going Concern Considerations

During the years ended December 31, 2004 and 2003, the Company has defaulted on its notes payable and obligations under product financing arrangements, has continued to accumulate payables to its vendors and has experienced negative financial results as follows:

	2004	2003

Net income (loss)	$1,566,091	$(1,590,122)

Negative cash flows from operations	$(878,083)	$(829,438)

Negative working capital	$(4,470,338)	$(9,192,113)

Accumulated deficit	$(11,753,816)	$(13,319,907)

Stockholders’ deficit	$(3,241,230)	$(8,902,317)

Management has developed specific current and long-term plans to address its viability as a going concern as follows:

The Company’s anticipated entry into the training/simulation market was advanced by the aftermath of September 11, 2001.  The Company is currently in advanced discussions with representatives of  various government authorities regarding use of the Company’s technology in detecting and mitigating the risk of similar problems in the future.

The Company is also attempting to raise funds through debt and/or equity offerings.  If successful, these additional funds would be used to pay down debt and for working capital purposes.

In the long-term, the Company believes that cash flows from continued growth in its operations will provide the resources for continued operations.

There can be no assurance that the Company’s debt reduction plans will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability.  The Company’s long-term viability as a going concern is dependent upon three key factors, as follows:

The Company’s ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations in the near term.

The ability of the Company to control costs and expand revenues from existing or new businesses.

The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.

3.            Accounting Change

On December 31, 2004, the Company adopted FASB Interpretation No. 46R (FIN 46R), “Consolidation of Variable Interest Entities (Revised)”.  This accounting change added assets and liabilities to the balance sheet as of that date resulting from the consolidation of Ferris Holdings, L.L.C., which was previously not included in the financial statements.  Ferris Holdings, L.L.C. is an entity 100% owned by an officer/director of the Company.  This entity’s only asset is the land and building in Phoenix, Arizona that is currently leased by the Company.  Since the Company also guarantees performance on the entities’ debt related to this property, the Company has an implicit variable interest in this entity.  This accounting change resulted in $827,263 of additional property and equipment, net of accumulated depreciation, a $67,885 reduction in note receivable from a related party, and $805,856 of additional notes payable, but did not require an adjustment to earnings and is not expected to affect future earnings or cash flows.  The accounting change did result in a loss of $(46,478), which is reported as a “Cumulative effect of accounting change” in the accompanying statement of operations.

4.            Discontinued Operations

On April 30, 2003, the Company entered into an agreement to sell its contracts and the assets used in its theme park operations for $120,000, payable in four equal installments of $30,000 upon signing of the term sheet; $30,000 on April 30, 2003; $30,000 on May 31, 2003; and $30,000 on June 30, 2003.  The transaction resulted in a gain on sale of assets of $2,628.

The 2003 financial statements have been presented to reflect the sale of the Company’s assets related to its theme park operations.  Accordingly, the 2003 financial statements reflect the theme park operations as discontinued operations.

Total revenues included in discontinued operations was $-0-and $32,060 for the years ended December 31, 2004 and 2003, respectively.  There was no effect on basic and diluted net loss per common share, reported in the accompanying statement of operations, from the results of the discontinued operations.

5.            Accounts Receivable

Accounts receivable consist primarily of amounts due from certain companies for the purchase of equipment and services.  An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts.  Such factors include circumstances with respect to specific accounts receivable, growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions.  As of December 31, 2004 all accounts receivable are considered collectible and the allowance for doubtful accounts is $-0-.

6.            Custom Application Contracts

Costs, estimated earnings and billings on uncompleted custom application contracts at December 31, 2004 are summarized below.

Costs incurred on uncompleted contracts	$ 412,755
Estimated earnings	277,675

690,430

Billings to date	638,600

$ 51,830

These amounts are included in the accompanying balance sheet under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$ 51,830

Billings in excess of costs and estimated earnings on uncompleted contracts	$ -

7. Property and Equipment Property and equipment consisted of the following at December 31, 2004: Land	$ 140,000
Building	774,705
Computer equipment	316,097
Office furniture and equipment	196,002

1,426,804

Less: accumulated depreciation	(391,887)

Property and equipment, net	$1,034,917

Depreciation expense for the years ended December 31, 2004 and 2003 was $82,332 and $88,640, respectively.

8.            Notes Payable

Notes payable consist of the following at December 31, 2004:

Note payable to a bank, bearing interest at 6.25% per year and due in monthly payments of $5,680 including interest, through April 1, 2005, at which time the monthly payment amount will increase as agreed upon with the bank at that time.  This note is collateralized by land and a building.

$ 805,856

Notes payable to a bank, bearing interest at 7.5% per year and due in monthly payments of $4,868, including interest, through April 1, 2005, at which time the monthly payment amount will increase as agreed upon with the bank at that time. These notes are collateralized by certain equipment, licensing rights and by the personal guarantees of officers/stockholders of the Company.	334,137

Note payable to Dutchess Private Equities Fund in the amount of $277,500.  Of this amount, $37,500 represents interest and $240,000 represents principal.  The interest was paid upon funding of the note and the principal is due in the minimum amount of $37,500 or 50% of each Put drawn from the equity line of credit (See Note 16) per month with the remaining principal due on the maturity date of December 24, 2004.  This note is collateralized by the Company’s guarantee to issue Put notices until the balance is paid in full.  The Company defaulted on its final payment on December 24, 2004 and, according to the note agreement, incurred a penalty of $6,938, which was added to the note balance.  As of March 2005 this note was paid in full.

134,438

Note payable to a bank, bearing interest at the prime rate (4.75% at December 31, 2004) plus 1.5%, due in 36 monthly installments of $8,824, maturing January 2005 and collateralized by an office building owned by an officer/stockholder of the Company. As of January 2005 this note was paid in full.	8,769

Notes payable to third party entities and individuals, who did not elect to exchange the debt for common stock (See Note 11), bearing interest at a stated rate of 10% payable semi-  annually with principal due three years after issuance  of the note, which ranges from October 2001 to March  2002.  These notes are not

collateralized. In connection with the funding of these notes, the former Ferris issued a total of 412,500 shares of its common stock as equity attachments to the note holders and to pay debt issuance costs. Accordingly, the actual weighted average interest rate on these notes, including the effect of the issuance of common stock and the payment of debt issuance costs, was approximately 16%. No interest or principal has been paid on these notes during the year ended December 31, 2004.	66,500

Total notes payable	$ 1,349,700

Certain notes payable to banks contain various financial and non-financial covenants, which require the Company, among other things, to maintain certain levels of stockholders’ equity and to comply with certain financial ratios.  The Company was in violation of these covenants as of December 31, 2004 and the banks could demand full payment of all principal and interest.

9.            Notes Payable-Stockholders

Notes payable to stockholders, who did not elect or were not offered the opportunity to exchange the debt for common stock (See Note 11), consisted of the following at December 31, 2004:

Convertible note payable to a stockholder, principal and interest due on demand, accruing interest at 12% per year.  This note was collateralized by certain equipment and contains a provision to convert the note to common stock.

$ 10,000

Notes payable to stockholders, non-interest bearing with principal due on demand. These notes are not collateralized.	284,500

Total notes payable to stockholders	$ 294,500

All notes due to stockholders were in default as of December 31, 2004. The remaining convertible note payable to a stockholder in the amount of $10,000 had an original maturity date of June 10, 1998.  The holder of the convertible note has a non-assignable option to purchase 7,500 shares of common stock at par value, which has not been exercised.

10.          Obligations Under Product Financing Arrangements

In financing the production of its arcade equipment, the Company had entered into agreements whereby an entity or individual advanced funds to the Company to produce specific arcade equipment.  Under this arrangement, the Company had agreed to make monthly payments for a specified amount for three years, with an automatic renewal for an additional three years unless cancelled in writing, from the origination date as specified in the agreement.  In addition, the entity or individual advancing the funds had the right to exercise a buy-out whereby the Company has 180 days to repay the obligation upon exercise of the buy-out.  Interest is payable monthly at an annual rate of approximately 16%.

In connection with these financing arrangements, the Company had incurred debt issuance costs of approximately 21% of the total obligation.  These costs were amortized over a three year period using the interest method resulting in an effective annual interest rate of approximately 29% on these obligations.

As of December 31, 2004, the Company was in default on its remaining obligations under the product financing arrangements (See Note 11) totaling $819,900, which included accrued interest.  The Company has not made any interest payments on these obligations since September 2001 and has received notices from various individuals and entities demanding buyouts of these obligations.

11.          Debt Exchange Agreement

During 2004, the Company presented an exchange offer to the holders of certain of its notes payable and obligations under product financing arrangements whereby the debt holders were allowed to convert the principal and accrued interest related to its debt to common stock of the Company under one of three options.  Under Option A, the debt holder could receive common stock equal to 0.6 shares per dollar of principal amount he or she was owed, and was not required to lock up any of the shares he or she receives in the exchange.  Under Option B, each debt holder could receive common stock equal to 0.9 shares per dollar of principal amount he or she was owed, but could not sell any of the shares for a period of six months, after which the shares could be sold in six equal monthly installments.  Under Option C, each debt holder could receive common stock equal to 1.2 shares per dollar of principal amount he or she was owed, but could not sell any of the shares for a period of one year, after which the shares could be sold in six equal monthly installments.  As of December 31, 2004, the Company had issued 5,303,258 shares of its common stock in exchange for $183,500 in principal and $49,069 of accrued interest outstanding on its notes payable, $615,531 in principal and $155,475 of accrued interest outstanding on its notes payable to stockholders and $5,792,176 of principal and interest outstanding on its obligations under product financing arrangements.  Of the total shares issued, 316,080 shares were issued to holders electing Option A, 274,500 shares to holders electing Option B and 4,712,678 shares to holders electing Option C.  As a result of this debt exchange, the Company recorded $4,621,415 of forgiveness of debt income in the statement of operations for the year ended December 31, 2004.

12.          Forgiveness of Debt

In addition to the forgiveness of debt income resulting from the Debt Exchange Agreement (See Note 11), the Company also reversed accruals of certain notes and accounts payable, upon which judgment was obtained, or the statute of limitations had run.  Included in forgiveness of debt income in the statement of operations for the year ended December 31, 2004 is $301,085 related to these settlements and write-offs.

13.          Accrued Liabilities

Included in accrued liabilities as of December 31, 2004 is as follows:

Accrued payroll tax, including penalties and interest	$ 606,375
Accrued lawsuit judgment	280,000
Accrued interest payable	195,825
Deferred revenue	63,912
Accrued commissions payable	34,820
Other	8,262

$1,189,194

14.          Income Taxes

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes.  As of December 31, 2004, the Company had net operating loss (“NOL”) carryforwards for income tax purposes of approximately $9,700,000, which expire in various tax years through 2024.  Under the provisions of Section 382 of the Internal Revenue Code the ownership change in the Company that resulted from the merger of the Company could severely limit the Company’s ability to utilize its NOL carryforward to reduce future taxable income and related tax liabilities.  Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company may be unable to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

The composition of deferred tax assets and liabilities and the related tax effects at December 31, 2004 are as follows:

Deferred tax assets:
Net operating losses	$3,309,490
Intangible assets	20,548
Valuation allowance	(3,300,569)

Total deferred tax assets	29,469

Deferred tax liabilities:
Property and equipment	(29,469)

Total deferred tax liability	(29,469)

Net deferred tax asset (liability)	$ -

The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for the years ended December 31, 2004 and 2003 is as follows:

	2004		2003
	Amount	%	Amount	%

Provision (benefit) for income tax at federal
statutory rate	$ 548,273	34.0	$ (540,641)	(34.0)
Increase (decrease) in valuation allowance	(860,556)	(53.4)	526,642	33.1
Non-deductible compensation expense	215,526	13.4	-	0.0
Non-deductible lawsuit expense	95,200	5.9	-	0.0
Other	1,557	0.1	13,999	0.9

	$ -	0.0	$ -	0.0

15.          Redeemable Common Stock

In 1997 the Company entered into an agreement to redeem 1,505,399 shares of common stock from certain stockholders at par value of $.005 per share with the consideration for such redemption to be paid pro-rata to such stockholders by March 31, 1998.  During 2000 the Company and stockholders released 727,108 shares of common stock from the redemption requirement and 287,531 shares were redeemed.  During 2004 the Company released an additional 16,559 shares of common stock from the redemption requirement and 67,743 shares of common stock were redeemed.  As of December 31, 2004, 406,458 shares remain to be redeemed at the option of the Company.

16.          Stock Options and Warrants

The Company periodically issues incentive stock options to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company’s business and to enhance the ability to attract and retain the services of qualified persons.

In 1997 and 1998 the Company granted incentive stock options to certain officers and members of the Company’s board of directors to purchase 1,499,000 shares of the Company’s common stock at par value of $.005 per share.  These options are exercisable based on various levels of the Company’s stock price: (i) options to purchase 333,000 shares at par value are exercisable if the Company’s stock is trading at $1.50 per share; (ii) options to purchase 583,000 shares at par value are exercisable if the Company’s stock is trading at $3.00 per share; (iii) options to purchase 333,000 shares at par value are exercisable if the Company’s stock is trading at $4.50 per share; and (iv) options to purchase 250,000 shares at par value are exercisable if the Company’s common stock is trading at $5.00 per share.  In 1999, options to purchase 300,000 shares of common stock were exercised. Effective January 1, 2004 these options were cancelled.

In 1997 and 1998 in connection with the convertible notes payable to certain stockholders (See Note 7) the Company granted options to purchase 75,000 shares of its common stock, at its par value of $.005 per share, to these convertible note holders.  Effective January 1, 2004 these options were cancelled.

On January 1, 2000 the Company granted options to certain employees and non-employees to purchase 350,000 shares of the Company’s common stock at $0.15 per share, which approximated fair market value.  The options were fully vested and exercisable at the date of grant.  These options expired unexercised on January 1, 2003.

In September 2001 the Company granted incentive stock options to certain officers and members of the Company’s board of directors to purchase 1,499,000 shares of the Company’s common stock at par value of $.005 per share.  These options are exercisable based on various levels of the Company’s stock price: (i) options to purchase 333,000 shares at par value are exercisable if the Company’s stock is trading at $1.50 per share; (ii) options to purchase 583,000 shares at par value are exercisable if the Company’s stock is trading at $3.00 per share; (iii) options to purchase 333,000 shares at par value are exercisable if the Company’s stock is trading at $4.50 per share; and (iv) options to purchase 250,000 shares at par value are exercisable if the Company’s common stock is trading at $5.00 per share.  Effective January 1, 2004  these options were cancelled.

In September 2001 the Company’s stockholders amended the 2000 Incentive Stock Option Plan (the “Plan”).  The stockholders have authorized 6,000,000 shares for the Plan and options granted under the Plan may be either incentive stock options or non-statutory stock options subject to certain restrictions as specified in the Plan.  During the years ended December 31, 2004 and 2003, no options have been granted to employees under this Plan.  As of December 31, 2004, options to purchase 100,000 shares of common stock are outstanding under the Plan.

Effective September 1, 2003, the Company granted stock options to purchase 1,000,000 shares of common stock at $0.10 per share to an employee.  Options to purchase 200,000 shares are considered vested and exercisable upon the employee generating $600,000 of revenue for the Company during the first year of employment.  Options to purchase 300,000 shares are considered vested and exercisable upon the employee generating $1,200,000 of revenue for the Company during the second year of employment.  Options to purchase 500,000 shares are considered vested and exercisable upon the employee generating $1,500,000 of revenue for the Company during the third year of employment.  These options expire at the end of each respective year if the revenue amounts are not achieved.  As of December 31, 2004 options to purchase 200,000 shares of common stock became vested and exercisable, resulting in compensation expense of $4,000.  These options expire five years from the date they become vested.

Effective November 1, 2004, the Company granted options to purchase 4,000,000 shares of common stock to its CEO.  These options become vested and exercisable as follows:  (i) 2,000,000 shares at an exercise price of $0.31 per share upon 85% conversion of debt to equity related to the Debt Exchange Agreement (See Note 11); (ii) 1,000,000 shares at an exercise price of $0.31 per share upon the Company’s first profitable quarter; and (iii) 1,000,000 shares at an exercise price of $0.005 per share upon the Company achieving positive stockholders’ equity.  As of December 31, 2004, options to purchase 3,000,000 shares of common stock at an exercise price of $0.31, which approximates fair market value at the grant date, became vested and exercisable.  These options expire on October 31, 2009.

Effective November 1, 2004, the Company granted options to purchase 1,000,000 shares of common stock to its President with an exercise price of $0.31 per share, which approximated fair market value at the grant date.  These options became vested and exercisable upon the Company’s first profitable quarter.  As of December 31, 2004, these options were fully vested and exercisable and expire on October 31, 2009.

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, “Accounting for Stock-Based Compensation”, requires use of option valuation models that were not developed for use in valuing employee stock options.  Under APB 25, because the exercise price of the Company’s employee stock options is greater than or equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized.

Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted average assumptions for 2004 and 2003:  risk free interest rate of 4%; no dividend yield; weighted average volatility factor of the expected market price of the Company’s common stock of 71% and 100%, respectively; and a weighted average expected life of the options and warrants of 1 to 5 years.  For purposes of proforma disclosures, the estimated fair value of the options is included in expense at the date of issuance, as required by Statement 123.  The Company’s proforma information is as follows:

	2004	2003

Net income (loss) before accounting change and discontinued operations–as reported	$1,612,569	$(1,536,669)

Net income (loss) before accounting change and discontinued operations–proforma	$ 837,769	$(1,536,669)

Basic income (loss) per share-as reported	$ 0.03	$ (0.04)

Basic income (loss) per share-proforma	$ 0.02	$ (0.04)

Diluted income (loss) per share-as reported	$ 0.03	$ (0.04)

Diluted income (loss) per share-proforma	$ 0.02	$ (0.04)

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the Company’s stock option activity and related information for the years ended December 31, 2004 and 2003 follows:

	Number of Shares Under Options	Weighted-Average Exercise Price

Outstanding - December 31, 2002	3,523,000	$0.12

Granted	1,000,000	0.10
Exercised	-
Forfeited	(350,000)	$0.15

Outstanding – December 31, 2003	4,173,000	$0.12

Granted	5,000,000	$0.25
Exercised	-
Forfeited/cancelled	(3,073,000)	$0.005

Outstanding – December 31, 2004	6,100,000	$0.22

Exercisable – December 31, 2004	4,300,000	$0.30

Following is a summary of outstanding stock options at December 31, 2004:

Number of Shares	Vested	Expiration Date	Weighted Average Exercise Price

100,000	100,000	2012	$0.21
1,000,000	200,000	2009	$0.10
1,000,000	-	2009	$0.005
4,000,000	4,000,000	2009	$0.31

6,100,000	4,300,000

In June 2000, the Company entered into a subscription agreement for up to a $15,000,000 sale of common stock and warrants under an investment financing agreement with an institutional private equity fund (the “Investor”).  This financing allows the Company to issue common stock and warrants at the Company’s discretion as often as monthly as funds are needed in amounts based upon certain market conditions.  The pricing of each common stock sale is based upon current market prices at the time of each sale, and the Company may set a floor price for the shares each month at the Company’s discretion.

In connection with the execution of this agreement, the Company issued warrants to the Investor to purchase 245,000 shares of the Company’s common stock at $0.625 per share and 245,000 shares of the Company’s common stock at $1.00 per share, which was the stock’s approximate market value at the time of each issuance.  These exercise prices, due to reset provisions, have reduced to $0.05 per share during 2002.  In addition, for each sale on this equity line the Investor receives additional warrants to purchase the Company’s common stock equal to 10% of equity sold, exercisable at a price equal to 110% of the market price.  These warrants are exercisable for a five-year period from the date of issuance and expire in April 2005.  During the year ended December 31, 2001, the Company issued 6,703 such warrants to the Investor with exercise prices ranging from $0.07 to $0.11 per share.  There were no draws or warrants issued under this investment financing agreement during the years ended December 31, 2004 and 2003.  As of December 31, 2004 the agreement is no longer in force and an attempt to exercise the warrants has been contested by the Company and no shares have been issued.

In July 2002, the Company entered into an agreement for up to a maximum $5,000,000 sale of its common stock to Dutchess Private Equities Fund, LP (“Dutchess”).  Under this investment agreement the Company has the right to issue a “put notice” to Dutchess to purchase the Company’s common stock.  Put notices cannot be issued more frequently than every seven days.  The required purchase price is equal to 92% of the average of the four lowest closing bid prices of the common stock during the five-day period immediately following the issuance of the put notice.  Each individual put notice is subject to a maximum amount equal to 175% of the daily average volume of the common stock for the 40 trading days before the issuance of the put notice multiplied by the average of the closing bid prices of the common stock for the three trading days immediately preceding the put notice date.  Regardless of the amount stated in a put notice, the maximum amount that Dutchess is required to purchase is the lesser of the amount stated in the put notice or an amount equal to 20% of the aggregate trading volume of the common stock during the five days immediately following the date of the put notice times 92% of the average of the four lowest closing bid prices of the common stock during this five-day period.  During the year ended December 31, 2004 the Company received $1,238,421 of net proceeds from the issuance of 4,294,707 shares of its common stock related to this agreement.

In connection with this investment agreement the Company issued $450,000 in convertible debentures.  The debentures bear interest at 5% per year payable in cash or registered common stock at the Company’s option.  The debentures mature in September 2005 and are convertible, at the option of the holder, to shares of the Company’s common stock at a conversion price per share equal to the lower of (i) 85% of the average of any four or five closing bid prices for the common stock for the five days prior to the conversion date; or (ii) 125% of the volume weighted average price on the closing date.  These debentures were paid in full during 2003.

In addition, the Company issued to the holders of the convertible debentures warrants to purchase 500,000 shares of the Company’s common stock with a strike price of $0.71 per share and a conversion period of three years.  Using the Black-Scholes option pricing model with the following assumptions: (i) volatility of 100%, and (ii) interest rate of 4%, the value of the warrants were estimated to be $89,400, which was recorded as interest expense in the statement of operations for the year ended December 31, 2002.  Accordingly, the actual weighted average interest rate on these debentures, including the effect of the cost of the beneficial conversion feature of $67,500, is approximately 15%.

A summary of the Company’s stock warrant activity and related information is as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	996,703	$0.38

Granted	-	-
Exercised	-	-
Forfeited	-	-

Outstanding at December 31, 2003	996,703	$0.38

Granted	-
Exercised	-
Forfeited	-

Outstanding at December 31, 2004	996,703	$0.38

17.          Net Income (Loss) Per Share

Basic earnings per share is calculated using the weighted average shares of common stock outstanding during the periods.  Diluted earnings per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for convertible preferred stock, convertible secured debentures and convertible secured promissory notes, and the treasury stock method for options and warrants.

For the year ended December 31, 2004, potentially dilutive securities, which consist of warrants to purchase 500,000 shares of common stock at an exercise price of $0.71 per share were not included in the computation of diluted net income per share because such inclusion would be antidilutive. For the year ended December 31, 2003, all of the outstanding stock options and warrants were not included in the computation of diluted net income (loss) per share since such inclusion would be antidilutive.

The following table sets for the computation of basic and diluted net income (loss) per share for the years ended December 31, 2004 and 2003:

	2004	2003

Numerator:
Net income (loss) before accounting change and discontinued
operations	$1,612,569	$(1,536,669)

Denominator:
Denominator for basic calculation weighted average shares	51,675,342	42,415,964
Dilutive common stock equivalents:
Stock options	341,246	-
Stock warrants	433,988	-

Denominator for diluted calculation weighted average shares	52,450,576	42,415,964

Net income (loss) per share:
Basic net income (loss) per share	$ 0.03	$ (0.04)

Diluted net income (loss) per share	$ 0.03	$ (0.04)

18.          Commitments and Contingencies

Lease Obligations

Prior to December 2004 the Company accounted for the lease of its office and manufacturing facility in Phoenix, Arizona, which is owned by an entity controlled by an officer/stockholder of the Company, as a long-term operating lease.  Effective December 31, 2004, the Company determined this entity qualified as a variable interest entity and the Company changed its method of accounting for the lease agreement (See Note 3).

The Company rents office space in Arlington, Texas on a month-to-month basis at $1,500 per month from an officer and stockholder of the Company.  No payments were made during the years ended December 31, 2004 and 2003.  Included in accounts payable at December 31, 2004 is $72,750 owed to the officer and stockholder for this rent.

Employment Contract

Effective September 1, 2003, the Company entered into a contract with an employee whereby the employee is to receive a base salary and a four percent cash commission on all sales originated by the employee.  In addition, the employee is entitled to receive options to purchase 1,000,000 shares of the Company’s common stock with an exercise price of $0.10 per share, if certain sales targets are achieved for each of the next three years.  If the sales targets are not achieved, the stock options will not be exercisable.  As of December 31, 2004 the sales target in the first year has been achieved and, therefore, options to purchase 200,000 shares of common stock have become exercisable (See Note 16).

Litigation

On May 8, 2003, the Company filed a declaratory judgment lawsuit in the 348th state district court of Tarrant County, Texas against Legg Mason Wood Walker Incorporated and the Depository & Clearing Corporation.  In this suit, the Company refers to the district court’s prior ruling that the Company’s cancellation of shares of the common stock formerly in the name of William E. K. Hathaway II c/o Olympic Holdings, L.L.C. was proper, and in this suit the Company seeks a further judicial determination that Hathaway’s subsequent endorsement of his certificate to these companies was ineffective, as the certificate was no longer genuine and could not be registered, and, further due to other alleged irregularities, resulting in the Company having no liability to these companies.  The Company subsequently dismissed Depository & Clearing Corporation from the lawsuit without prejudice.  On July 2, 2003, Legg Mason counterclaimed against the Company for $277,855, representing the costs Legg Mason endured when required to purchase 700,000 shares of the Company’s stock on the open market to cover its short position resulting from the Company’s transfer agent’s confiscation of the certificate originally issued to Mr. Hathaway.  On March 16, 2005, the court granted Legg Mason’s motion for summary judgment, and entered judgment in favor of Legg Mason against the Company for $277,855.  Even though the Company plans to file a motion for new trial, and, if denied, will appeal the decision to the Fifth Circuit Court of Appeals, included in accrued liabilities at December 31, 2004 is $280,000 related to this lawsuit.

The Company is also involved in litigation related to its delinquent repayment of certain of its obligations under product financing arrangements, notes payable to stockholder and accounts payable to vendors.  Management believes that such litigation will not have a material impact on the Company’s financial position, results of operations or cash flows as the amounts owed to these individuals and entities have been accrued in the accompanying balance sheet.

The Company is currently a party to certain other litigation arising in the normal course of business.  Management believes that such litigation will not have a material impact on the Company’s financial position, results of operations or cash flows.

19.          Related Party Transactions

During November 2004, the Company issued 1,000,000 shares of common stock to its CEO and 1,000,000 shares of common stock to a member of its board of directors for services provided to the Company during 2004.  Based on the fair market value of the common stock at the date of issuance, the Company recorded $620,000 of compensation expense in its statement of operations for the year ended December 31, 2004.

Included in accounts payable in the December 31, 2004 balance sheet is $253,167 and $72,750 payable to a firm which is owned by an officer/stockholder of the Company for legal services and office rent, respectively (See Note 13).

Included in accrued interest payable in the December 31, 2004 balance sheet is $8,100 of interest due to stockholders of the Company.

20.          Subsequent Events

In February 2005, the Company entered into a new investment agreement with Dutchess Private Equity for up to a maximum $6,000,000 sale of its common stock and a $750,000 convertible debenture.  This Agreement provides that from time to time, following notice to the Investor, the Company may put to the Investor up to $6,000,000 of its common stock for a purchase price equal to 94% of the lowest closing bid price of the Company’s common stock on the Over-the-Counter Bulletin Board during the five day period following that notice. The amount the Company is permitted to put under the agreement is the greater of: (A) 200% of the average daily volume of the common stock for the ten trading days prior to the applicable put notice date, multiplied by the average of the three daily closing bid prices immediately preceding the put date; or (B) $50,000; provided however, that the put amount can never exceed $1,000,000 with respect to any single put.  Dutchess Private Equities Fund II, L.P. is required to purchase the lesser of the amount stated in the put notice or an amount equal to 20% of the aggregate trading volume of the Company’s common stock during the five days commencing with the date of the delivery of the put notice multiplied by the lowest closing bid price of the Company’s common stock during this five day period.

The Company also entered into a debenture subscription agreement with Dutchess Private Equities Fund, L.P. and Dutchess Private Equities Fund II, LP, under which those entities agreed to fund $750,000 in principal amount of the Company’s three year convertible debentures bearing interest at 8% per annum (payable monthly in cash or stock at the investors’ option) and convertible at the lesser of (i) 80% of the lowest closing bid price during the 15 days of full trading prior to the conversion date; or (ii) $0.33. The initial $500,000 in principal amount was funded in February of 2005. The remaining $250,000 in principal amount is to be funded only when the Company has filed a registration statement covering sale of the shares issuable upon conversion of the debentures.

Upon issuance of the initial $500,000 in principal amount of the debentures, the Company issued the investors fully-vested five year warrants to purchase 500,000 shares of the Company’s common stock at $0.33 per share. Upon funding of the remaining $250,000 in principal amount, the Company is obligated to issue the investors warrants to purchase an additional 250,000 shares at the lesser of $0.33 per share or the lowest closing bid price of the Company’s common stock during the five trading days prior to funding the additional $250,000.

The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.	PROSPECTUS Resale of 25,650,000 Shares of Common Stock

TABLE OF CONTENTS

Prospectus Summary                                                     5

Risk Factors                                                                   7

Selling Shareholders                                                      13

Use of Proceeds                                                             14

Dilution                                                                          14

Capitalization                                                                15

Equity line                                                                     16

Plan of Distribution                                                       18

Price Range of Common Stock                                     19

Dividend Policy                                                             21

Management's Discussion and Analysis of Financial Condition and Results of Operations                                        21

Business                                                                         24

Management                                                                  30

Certain Transactions                                                      36

Legal Proceedings                                                         37

Description of Securities                                               38

Legal Matters                                                                 41

Experts                                                                           41

Where You Can Find More Information                       42

Financial Statements                                                     43

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Directors and Officers

The articles of incorporation generally limit the personal liability of directors for monetary damages for any act or omission in their capacities as directors to the fullest extent permitted by law.  In addition, our bylaws provide that the Company shall indemnify and advance or reimburse reasonable expenses incurred by, directors, officers, employees, or agents of the Company, to the fullest extent that a Company may grant indemnification to a director under the Texas Business Corporations Act, and may indemnify such persons to such further extent as permitted by law.

ITEM 25. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the common stock offered hereby:

SEC filing fee	$937
Legal fees	5,000
Accounting fees	5,000
Miscellaneous	5,000
Total

ITEM 26. Recent Sales of Unregistered Securities

The following is a list of our securities that have been sold or issued by us during the past three years.

In April of 2002, we issued 185,185 shares of our restricted common stock to a director for his loan of $25,000.  Management believes that the fair market value of the shares was approximately $25,000.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

In May of 2002, we issued 65,000 shares of our restricted common stock to three key employees for their extraordinary services rendered.  Management believes the fair market value of the 65,000 shares was approximately $7800.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act.

In May of 2002, we issued 100,000 shares of our restricted common stock to a licensed brokerage firm for its loan of $35,000.  These shares had “piggy-back” rights.  Management believes that the fair market value of the shares was approximately $35,000.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

In July of 2002, we issued 50,000 restricted shares of our common stock to Gary Cella in connection with management services to be provided.  Management believes that the fair market value of the shares was approximately $8250.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

In August of 2002, we issued 20,000 shares of our restricted common stock to FilmXero for its website development services.  These shares had “piggy-back” rights.  Management believes that the fair market value of the shares was approximately $4600.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act.

In July of 2003, we issued 1,000,000 restricted shares to MarketByte, L.L.C., in connection with consulting services rendered.  Management believes that the fair market value of the shares was approximately $35,000.  These shares were issued in reliance upon section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

In November of 2004, we issued 1,000,000 restricted shares of our common stock to our CEO, and 1,000,000 restricted shares of our common stock to a director, for services rendered to the Company.  Management believes the fair market value of these shares was approximately $620,000.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

On December, 2004, we accepted promissory notes and financing equipment leases tendered under the terms of an exchange offer, obligating us to issue 5,303,258 shares of our common stock in exchange for cancellation of $799,031 in principal and $204,544 of interest on our outstanding promissory notes, and $3,852,000 in principal and $1,940,176 of interest on our outstanding financing equipment leases issued in 1997 through 2001.  These shares were issued in reliance upon Section 3(a)(9) of the Act as an exchange with existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.

In January of 2005, we issued 100,000 restricted shares of our common stock to Major General Perry V. Dalby, in connection with consulting services rendered.  Management believes that the fair market value of the shares was approximately $20,000.  These shares were issued in reliance upon section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

Between September, 2003 and January, 2005, we issued an aggregate of 13,926,195 shares to Dutchess Private Equities Fund, L.P., estimated by management to be worth approximately $2,598,119, under the terms of our previous equity line of credit dated July 11, 2002, and upon conversion of debentures issued in connection with that equity line.  These shares were issued in reliance on Section 4(2) under the Act as a transaction by the issuer not involving a public offering.  Their resale by Dutchess Private Equities Fund, L.P. was registered on the SB-2 registration statement filed on August 12, 2002.

In February of 2005, we issued 75,000 restricted shares of our common stock, with piggy-back rights, to Gary Cella in connection with management services to be provided.  Management believes that the fair market value of the shares is approximately $12,375.  These shares were issued in reliance upon the private offering exemption contained in section 4(2) of the Act and the accredited investor exemption contained in section 4(6) of the Act.

ITEM 27. Exhibits

EXHIBIT             DESCRIPTION

NO

 (3.1)      Articles of Incorporation of GameCom, Inc., a Texas corporation, incorporated by reference from Exhibit 3.6 to Amendment No. 1 to the registrant's Registration Statement on Form 10SB

(3.2)       Articles of Amendment to Articles of Incorporation of GameCom, Inc. dated April 30, 2002 effecting change in corporate name, incorporated by reference from Exhibit 3.6 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002

(3.3)       Articles of Amendment to Articles of Incorporation of VirTra Systems, Inc. dated June 25, 2002 increasing authorized shares, incorporated by reference from Exhibit 3.7 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002.

(3.4)       Bylaws of GameCom, Inc., incorporated by reference from Exhibit 3.7 to Amendment No. 1 to the registrant's Registration Statement on Form 10SB

(4.1)       Form of Warrant issued to Dutchess as commitment warrant, incorporated by reference from Exhibit 4.4 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002

(4.2)       Form of Warrant issued to Dutchess as purchase warrant, incorporated by reference from Exhibit 4.5 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002

(4.3)       Form of Warrant issued to Dutchess and other debenture holders on July 11, 2002 incorporated by reference from Exhibit 4.6 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002.

(4.4)       Form of Convertible Debenture issued to Dutchess, incorporated by reference from Exhibit 10.3 to Report on Form 8-K filed March 2, 2005

(4.5)       Form of Warrant issued to Dutchess, incorporated by reference from Exhibit 10.4 to Report on Form 8-K filed March 2, 2005

 (5.1)      Legal opinion of Raice Paykin, Greenblatt, Lesser & Krieg LLP

(10.1)     2000 Incentive Stock Option Plan, incorporated by reference from Exhibit 4.3 to Amendment No. 1 to the registrant's Registration Statement on Form 10SB

 (10.2)    Investment Agreement dated February 25, 2005 with Dutchess Private Equities Fund, II LP, incorporated by reference from Exhibit 10.1 to Report on Form 8-K filed March 2, 2005

(10.3)    Debenture Subscription Agreement dated February 25, 2005 with Dutchess, incorporated by reference from Exhibit 10.2 to Report on Form 8-K filed March 2, 2005

(10.4)     Placement Agent Agreement with Institutional Capital Management, Inc.

 (23.1)    Consent of Raice Paykin Greenblatt, Lesser & Krieg (contained in Exhibit 5)

(23.2)     Consent of Ham, Langston & Brezina, LLP

(24.1)     Powers of Attorney (included on the signature page to this registration statement)

(99.1)     Sample form of equipment lease for equipment used in amusement and theme parks, incorporated by reference from Exhibit 99.1 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002.

(99.2)     Lease for Arizona facility, incorporated by reference from Exhibit 99.2 to the registrant’s Registration Statement on Form SB-2 filed on August 13, 2002.

ITEM 28. Undertakings.

 (a)         The undersigned registrant hereby undertakes that it will:

(1)          File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)         To include any additional or changed material information on the plan of distribution;

(2)          For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)          File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(b)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)          The undersigned registrant hereby undertakes that it will:

(1)          For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

(2)          For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the City of Arlington, Texas on April 6, 2005.

VirTra Systems, Inc.

By:         /s/ L. Kelly Jones

               Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints L. Kelly Jones, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorney-in-fact and agent or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date
/s/ L. Kelly Jones L. Kelly Jones	Chief Executive Officer, Chairman of the Board of Directors and Chief Financial Officer	April 6, 2005
/s/ Bob Ferris Bob Ferris	President and Director	April 6, 2005
/s/ Andrew Wells Andrew Wells	Director	April 6, 2005